BEST AVAILABLE COPY





Cobalt Corporation 2002 Annual Report



1-14177
AR/S
P.E.
12-31-02







Accelerating our Performance

Leveraging the power of the Blue Brand



Blue Cross and Blue Shield Plans insure nearly 85 million Americans. As the exclusive Blue Cross and Blue Shield licensee for Wisconsin, we have been able to accelerate our performance and strengthen our position as the state's leading insurer.

Cobalt Corporation has achieved dramatic progress in the performance and profitability of our Blue Branded products. More than 80 percent* of Cobalt's medical membership base is Blue Branded through our Blue Cross & Blue Shield United of Wisconsin and CompcareBlue subsidiaries. And through the BlueCard® program, which allows members to receive care away from home, we have the ability to extend our reach and compete with national insurers. BlueCard® has been a significant source of our growth in 2002, as this product experienced over a 100 percent increase in profit, and a 60 percent increase in revenue over 2001.

Our focus on the Blue Brand has been significant in 2002 and will be even more concentrated in 2003. We will build on that strength and show our customers that with Blue Cross and Blue Shield they have the very best the market offers.

This does not include members from the acquisition of Claim Management Services, Inc. on December 31, 2002.

ABILITY TO EXTEND OUR REACH AND COMPETE WITH NATIONAL INSURERS.

PROCESSING
RECEIVED
APR 30 2003
187
WASH. D.C.





Leaps and Bounds

Steady improvement in operating performance

Cobalt Corporation's financial strength improved by leaps and bounds in 2002 to achieve diluted earnings of $1.21* per share from continuing operations, excluding American Medical Security Group, compared with $0.00* per diluted share in 2001. By focusing on our core business and improving our medical loss ratio, we have experienced a steady improvement in our operating performance. Our income from continuing operations, excluding AMSG, increased to $51.2* million; up dramatically from break-even* results in the previous year. A driving factor for the strong 2002 earnings is the improvement in our insured medical loss ratio of 420 basis points, to 86.4 percent in 2002, versus 90.6 percent in 2001.

Throughout the year we maintained a strong focus on improving our financial performance, as evidenced in these results. Our focused attention on our core businesses and operating efficiencies, combined with our innovative, competitively priced health plans position us for continued earnings momentum in the future.

**Represents earnings from continuing operations excluding income (loss) from our investment in AMSG of $13.8 million or $0.33 per diluted share in 2002 and $(23.2) million or $(0.61) per diluted share in 2001.*

IMPROVEMENTS IN OUR MEDICAL LOSS RATIO WERE A DRIVING FACTOR FOR STRONG 2002 EARNINGS.





Group Insurance Market Leader

Source: Wisconsin Insurance Report —
OCI September 2002 — Based on 2001 Written Permiums

Teaming Up With Cobalt

Leading market share; high quality provider networks

Cobalt Corporation's broad provider networks and statewide presence demonstrate that Wisconsin providers and consumers are teaming up with Cobalt. Cobalt is the market leader in Wisconsin with approximately 20 percent market share in the group medical segment and 13 percent in the individual segment.

Our strength extends to our provider networks, as we believe in maintaining stable, long-term networks to ensure the highest quality and affordable health care for our members. We operate the only HMO system in Wisconsin to contract with eight leading multi-specialty clinics, which include Luther-Midelfort-Mayo Health System, University Health Care, Inc. (University of Wisconsin), and Aurora Health Care. Our reach extends throughout the entire state and our broad coverage provides a significant competitive advantage with employers.

Cobalt has maintained strong partnerships in 2002 through our provider networks and diversified customer base. By renewing our relationships with brokers and agents to draw upon their knowledge and expertise of the people in their communities, we look to increase our market share and better serve our customers in 2003.

ONLY HMO SYSTEM IN WISCONSIN TO CONTRACT WITH
EIGHT LEADING MULTI-SPECIALTY CLINICS





Insured & Self Funded
Medical Customer Satisfaction

One team, one vision

Innovative products with best-in-class service

As one team with one vision, Cobalt experienced superior results in 2002 by focusing on what we know best—providing innovative, high quality, affordable health care solutions and best-in-class service to our customers.

Cobalt is dedicated to providing our customers with the highest quality products and services. Our combined customer satisfaction rate increased to 90.9 percent in 2002 versus 87.5 percent in 2001. Our two largest HMOs received a three-year National Committee for Quality Assurance (NCQA) accreditation, which affirms that our health plans are providing high quality service to our customers. Unity Health Insurance received an excellent rating; the highest rating awarded by NCQA, and CompcareBlue received a commendable rating. Furthermore, the sales of our Blue Cross & Blue Shield non-Medicare individual products have nearly doubled in 2002, demonstrating our ability to create innovative, affordable health care products that offer choice and flexibility.

Cobalt Corporation has come through a period of terrific earnings growth. We have shown the market what we can do by focusing our attention on our core business. And, Cobalt's new management team, led by Stephen E. Bablitch, Chairman and CEO and Michael E. Bernstein, President and COO, has a vision of continued growth and excellence in 2003.

DEDICATED TO PROVIDING THE HIGHEST QUALITY
PRODUCTS AND SERVICES.





TO OUR SHAREHOLDERS,

Two thousand and two was a great year for Cobalt Corporation. We demonstrated our ability to be a strong financial company and we have positioned ourselves for growth in the future.

We are especially pleased with the recognition that Cobalt has received from the investor community in 2002 as a result of our successful turnaround. Cobalt was the top performing stock in the United States managed care group and overall in the state of Wisconsin. We achieved a 116 percent return from $6.38 on December 31, 2001 to $13.80 on December 31, 2002. We believe the momentum we have created gives us ample room for improvement in the future.

Two years ago we began a turnaround plan for the company and it has been executed to perfection thus far. We went from a significant loss in 2000 to a substantial gain in 2002. Excluding income or loss from our investment in American Medical Security Group (AMSG), Cobalt's earnings from continuing operations were $51.2 million in 2002, or $1.21 per diluted share, which is a dramatic improvement from full year 2001 results of $0.0 million, and a loss of $41.1 million in 2000.

We refocused our attention on our core businesses with an eye on continually improving our medical loss ratio and leveraging the strength of our Blue Cross and Blue Shield brand. Our strong earnings throughout the year largely resulted from significant improvements in our HMO medical loss ratio in the metropolitan Milwaukee market, where we improved by 690 basis points.

In implementing the turnaround plan, we elected to not renew certain unprofitable customer contracts. In the Milwaukee market in particular, we withdrew from business that was unprofitable, including some of our major account business. We also adopted more stringent underwriting standards and applied these standards to achieve better pricing and risk selection, and we have improved our product mix by introducing a consumer driven defined contribution product and a tiered co-payment option, as well as enhancing our products for individual customers.

The final component of our turnaround plan included divesting certain non-core assets. In early 2002, we sold our behavioral health management subsidiary, Innovative Resource Group, at a pre-tax gain of $10.7 million, in order to refocus on our brand strength. Throughout 2002 we also sold our shares of American Medical Security common stock, raising net proceeds of $73.9 million. In January of 2003, we completed the orderly reduction of our investment in AMSG, raising an additional $18.7 million.

WE LOOK TOWARD 2003 WITH ANTICIPATION AS WE FOCUS ON CONTINUED GROWTH AND PROFITABILITY WHILE PROVIDING OUR MEMBERS, EMPLOYERS, PROVIDERS AND BROKERS WITH HIGH QUALITY PRODUCTS AND BEST-IN-CLASS SERVICE.

We also made a commitment to become more efficient in our operation. Our expense ratio increased during 2002, as we intentionally maintained high staffing levels throughout the year to avoid any disruption in customer service as we exited unprofitable business. In the fourth quarter of 2002, we announced the closing of two of our five operations centers, resulting in a workforce reduction of approximately 175 employees. This was an extremely difficult decision, but it was necessary in order to reduce our costs, maintain competitive premium rates and provide a reasonable return to our shareholders. This action will save the company more than $6 million in 2003, and $8 million annually thereafter.

Additionally, we have bolstered our senior management staff. We hired talent from outside the company, as we centralized our core functions in sales and marketing, operations, underwriting, and information technology. One of our primary goals has been, and continues to be, a focus on improving our sales distribution system. We began a strategy to improve our relationship with the independent brokerage community in order to recapture market share.

We are now well-positioned for growth on several fronts. We are the market leader in the insured group and individual market segments in Wisconsin. We will continue to leverage our market share and Blue Brand advantage in the marketplace through an increased emphasis on our core health insurance business, including our BlueCard PPO program, NCQA accredited HMO plans and Coalition for Wisconsin Aging Group endorsed Medicare supplement products, along with the introduction of other new and innovative product offerings. We expect to further supplement our growth by leveraging our diverse customer base by cross-selling product offerings, renewing our relationships with brokers, and pursuing opportunistic acquisitions of health insurers in Wisconsin.

At the close of the fourth quarter of 2002, we announced the acquisition of Claim Management Services, Inc., an administrative services only, third party claims administration company located in Wisconsin. This acquisition added 212,000 medical members and 136,000 dental members to our overall enrollment base, and it filled a hole in our marketing strategy by giving us a competitive self-funded product in our marketplace. Additionally, it provided us with a great opportunity to sell access to our various Cobalt provider networks to the customers of CMSI who previously had no access to our provider networks.

Finally, early in 2003, we completed the effort that began in 2002 with a successful secondary offering of 5.5 million shares of Cobalt stock owned by the Wisconsin United for Health Foundation. We are pleased with the success of the offering and we are proud to have played a role in generating $71.9 million to benefit the Foundation and, ultimately, the citizens of Wisconsin.

Again, we would like to say how gratified we are with Cobalt Corporation's performance in 2002. We look toward 2003 with anticipation as we focus on continued growth and profitability while providing our members, employers, providers and brokers with high quality products and best-in-class service.



Stephen E. Bablitch
Chairman and Chief Executive Officer



Michael E. Bernstein
President and Chief Operating Officer

ACKNOWLEDGEMENT,



Thomas R. Hefty

The Board of Directors and employees of Cobalt Corporation would like to extend their appreciation to Thomas R. Hefty for his dedicated service to Cobalt Corporation and Blue Cross & Blue Shield United of Wisconsin and for all of his efforts and successes in the health care industry.

Thomas R. Hefty served as Chairman, President and Chief Executive Officer of Cobalt Corporation and its predecessor, Blue Cross & Blue Shield United of Wisconsin and United Wisconsin Services, Inc. for 16 years, during which time he contributed significantly to the company.

Shortly after joining Blue Cross in 1982, he created United Wisconsin Services and the holding company for diversification. In 1988 United Wisconsin Services created the American Medical Security joint venture with two entrepreneurs. AMSG was separated through a spin off to the shareholders ten years later. In 1991, Hefty led the transformation of United Wisconsin Services to a publicly traded company, and in 1999 he led the conversion of Blue Cross from a service insurance corporation to a stockholder-owned insurance company. After the approval of the conversion, Blue Cross combined with United Wisconsin Services to form Cobalt Corporation. The conversion resulted in the largest foundation ever created in Wisconsin dedicated to improving public health. The Wisconsin United for Health Foundation received more than 31 million shares of newly issued Cobalt stock to be used to fund public health initiatives through Wisconsin's two medical schools.

COBALT CORPORATION THANKS THOMAS HEFTY FOR HIS DEDICATED SERVICE AND FOR ALL OF HIS EFFORTS AND SUCCESSES IN THE HEALTH CARE INDUSTRY

Quality health plan delivery is a partnership between the efficiency of the private competitive markets; quality physicians and hospitals; and the safety net of government programs. Reflecting that belief, Mr. Hefty was also a driving force behind the creation of the Valley Health Plan joint venture with the Mayo Clinic in 1992. Two years later, the company formed Unity Health Insurance, which brought together the administrative efficiency of Cobalt and the quality health services of the University of Wisconsin and the extensive provider network of rural hospitals and the Community Physicians Network. Blue Cross' partnership with the government was also significantly expanded with the creation of United Government Services, which became the largest Medicare Part A intermediary in the United States.

Mr. Hefty's strong work ethic, high ethical values, and his belief in the value of education in a rapidly changing world, set a clear standard for the company's 3,400 employees. He was honored by the Governor through the presentation of the first Glass Ceiling Award for the company's employment practices, which eliminate barriers and promote the advancement of women and minorities to upper management positions.

Cobalt Corporation thanks Thomas Hefty for his leadership and wishes him success in his retirement and his future endeavors.



The following selected financial data are derived from our consolidated financial statements. The data should be read in conjunction with our consolidated financial statements, the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included herein.

We were formed in March 2001 as the successor to substantially all of the operations of BCBSUW and UWS. Under accounting principles generally accepted in the United States, our financial statements reflect the business and assets of BCBSUW, without UWS, for periods through March 31, 2001, and the combined businesses of BCBSUW and UWS for periods after that date. This presentation limits the comparability of the financial and operating data set forth below.

Years Ended December 31,	1998	1999	2000	2001	**2002**
(Dollars in thousands, except per share data)					
STATEMENT OF OPERATIONS DATA[1]:					
Revenues:					
Premium	$361,965	$418,949	$538,080	$1,255,391	**$1,373,760**
Government services	31,667	52,259	70,305	117,192	**111,719**
Other	25,302	25,970	24,715	40,655	**48,167**
Total health services revenue	418,934	497,178	633,100	1,413,238	**1,533,646**
Investment income, net	11,886	10,496	10,092	11,637	**14,845**
Net realized investment gains (losses)	1,615	8,014	(509)	845	**(1,141)**
Total revenues	432,435	515,688	642,683	1,425,720	**1,547,350**
Expenses:					
Medical and other benefits	297,885	376,814	497,822	1,119,218	**1,166,671**
Selling, general, administrative and other	133,153	158,187	176,878	303,208	**323,239**
Other[2]	115	744	922	5,697	**675**
Total expenses	431,153	535,745	675,622	1,428,123	**1,490,585**

(Continued)

Years Ended December 31,	1998	1999	2000	2001	2002
(Dollars in thousands, except per share data)					
Operating income (loss) from continuing operations	$ 1,282	$ (20,057)	$ (32,939)	$ (2,403)	$ 56,765
Income tax (expense) benefit	78	—	(548)	1,871	(7,304)
Income (loss) from investment in affiliates, net of tax(3)	3,991	(22,690)	(6,526)	(22,724)	15,556
Income (loss) from continuing operations	5,351	(42,747)	(40,013)	(23,256)	65,017
Income from discontinued operations	—	—	—	951	8,938
Net income (loss)	$ 5,351	$ (42,747)	$ (40,013)	$ (22,305)	$ 73,955
Diluted earnings (loss) per share from continuing operations(4)(5)	$ 0.17	$ (1.37)	$ (1.28)	$ (0.61)	$ 1.54
Total diluted earnings (loss) per share(4)(5)	0.17	(1.37)	(1.28)	(0.58)	1.75
OPERATING STATISTICS(1):					
Total consolidated loss ratio(6)	82.3%	89.9%	92.5%	89.2%	84.9%
Selling, general, administrative and other expense ratio(7)	31.8%	31.8%	27.9%	21.5%	21.1%
Net income (loss) margin(8)	1.2%	(8.3)%	(6.2)%	(1.6)%	4.2%

As of December 31,	1998	1999	2000	2001	2002
(In thousands)					
BALANCE SHEET DATA(1):					
Cash and investments(9)	$109,447	$ 57,383	$ 45,678	$ 243,368	$ 436,360
Total assets	443,186	381,400	394,205	727,322	869,899
Long-term debt, including current portion	—	—	—	7,500	29,950
Total shareholders' equity	250,991	200,109	168,943	208,222	302,519

(1) Prior to March 31, 2001, data reflect only the operations of BCBSUW, accounting for UWS and AMSG as investments in affiliates.
(2) Includes interest and amortization of goodwill.
(3) Includes UWS (prior to March 31, 2001) and AMSG.
(4) When we report a net loss, potentially dilutive securities are not included in the calculation of earnings per share because their inclusion would have an antidilutive effect.
(5) The 31,313,390 shares of our common stock issued to the Foundation in the Combination were used to calculate earnings per share for all periods prior to March 31, 2001.
(6) Includes all insured products (medical, dental, disability, etc.). UWS is included in all periods subsequent to March 31, 2001. Prior to March 31, 2001, the ratio is based on BCBSUW only.
(7) Represents selling, general, administrative and other expenses as a percentage of health services revenue.
(8) Represents income (loss) from continuing operations as a percentage of total revenues.
(9) Excludes investments in affiliates.

2002 Year in Review

CORPORATE PROFILE

Headquartered in Milwaukee, Wisconsin, Cobalt Corporation (NYSE:CBZ) is the Blue Cross and Blue Shield licensee for the state of Wisconsin and an independent licensee of the Blue Cross Blue Shield Association. It is one of the leading, publicly traded managed care companies in the nation. We offer a diverse portfolio of complementary insurance and managed care products to employer, individual, insurer and government customers.

Cobalt Corporation sells the most trusted and preferred brands of health and dental products that deliver the widest array and strongest combination of benefit plans, funding options and provider networks of any health care organization in Wisconsin. We market high-margin, high-growth, specialty insurance products and service operations nationwide. In addition, our United Government Services, LLC subsidiary is the largest Medicare Part A claims processor in the country, processing approximately 20 percent of the Medicare Part A claims nationwide.

Our business segments include insured medical, self-funded, specialty managed care products and services, and government services.

FINANCIAL TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 15

CONSOLIDATED FINANCIAL STATEMENTS

- CONSOLIDATED BALANCE SHEETS 40
- CONSOLIDATED STATEMENTS OF OPERATIONS 42
- CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) 43
- CONSOLIDATED STATEMENTS OF CASH FLOWS 44
- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 46

REPORT OF INDEPENDENT AUDITORS 79

MARKET FOR COBALT COMMON EQUITY 80

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents our management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our consolidated financial statements and notes thereto and the information set forth under the caption "Risk Factors." This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from those anticipated in these forward-looking statements.

OVERVIEW

Cobalt Corporation ("Cobalt," the "Company," or "we") is the leading managed care company in Wisconsin based on 2001 premium statistics published by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and we offer a broad portfolio of managed care and insurance products to employers, individuals, and government entities. We have an exclusive license to utilize the Blue Cross and Blue Shield service marks in Wisconsin, giving us a unique position in that market. As of December 31, 2002, we serviced 800,361 insured and self-funded members in our medical operations and 472,374 insured and self-funded members in our dental programs (including in both cases members obtained in the December 31, 2002 acquisition of Claim Management Services, Inc. ("CMSI")).

During 1999 and 2000, we experienced large operating losses. These losses were due primarily to our Medicare+Choice line of business and self-funded business. Additionally, United Wisconsin Services, Inc. ("UWS") reported losses in 2001 arising from its federal employee contracts and a conversion of certain of its provider arrangements from capitation to a fee-for-service model. During this period we also experienced difficulties in implementing new information systems, which impaired our ability to identify trends indicating increasing medical costs, leading to writing unprofitable contracts. These factors led to increased medical loss ratios and resulting losses. In addition, the resulting adverse effect on our capital position led to discussions with the OCI and the BlueCross BlueShield Association (the "Association") regarding our plans for capital improvement.

To address these issues, we developed a plan to improve our core business while divesting non-core businesses and assets. In our core business, we focused on:

- discontinuing unprofitable business lines;
- repricing or terminating unprofitable customer contracts;
- improving underwriting techniques and pricing products appropriately to reflect underlying cost trends;
- negotiating improved terms in our provider contracts; and
- bolstering management in key areas.

In implementing this plan, we exited the Medicare+Choice line of business as of January 1, 2002 and elected to not renew certain unprofitable customer contracts. We have also strengthened our senior actuarial and underwriting staff, adopted more stringent underwriting standards, and applied these standards to achieve better pricing for new contracts, as well as those contracts up for renewal. In addition, we have negotiated more favorable provider contracts and have improved our product mix by increasing enrollment in our Medicare supplement business and reducing unprofitable self-funded membership.

We have divested certain non-core assets. We sold our behavioral health and medical management subsidiary, Innovative Resource Group, LLC ("IRG"), for approximately $27.0 million, resulting in a pre-tax gain of approximately $11.0 million. Additionally, during 2002, we reduced our investment in American Medical Security Group, Inc. ("AMSG") common stock from 45.2% of the shares outstanding to 10.7%, relieving us of our statutory capital requirement relating to AMSG. On January 3, 2003, we sold our remaining shares of AMSG common stock.

Through this strategy, we have improved our core operations. Although resulting in decreased membership and premium revenue for Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") and our health maintenance organizations ("HMOs"), our strategy has substantially improved loss ratios and overall profitability. Our income from continuing operations improved to $65.0 million in 2002 from losses of $23.3 million in 2001 and $40.0 million in 2000. Had the Combination occurred

at the beginning of 2000 and the operations of the UWS business been included for all periods presented, the improvement in overall profitability between years would have been even greater. See Note 1—"Organization, Accounting for Conversion and Combination, and Basis of Presentation." During 2001, we experienced significant improvement in our core operations, although we recorded a substantial loss, primarily due to a $25.2 million write-down of our minority investment in AMSG. We intend to continue our strategy of focusing on our core business and pursuing opportunities to expand margins, increase market share and divest additional non-core assets.

For financial reporting purposes, we have been able to reduce income tax expense through utilization of certain net operating loss carryforwards that were subject to a full valuation allowance. The majority of such net operating loss carryforwards were exhausted during the fourth quarter of 2002 for book purposes, and our effective tax rate will therefore increase in 2003.

CAPITATED AND OTHER SERVICE ARRANGEMENTS

Compcare Health Services Insurance Corporation ("CompcareBlue"), Valley Health Plan, Inc. ("Valley"), and Unity Health Plans Insurance Corporation ("Unity") utilize capitation and risk-sharing programs with certain physician groups and hospitals to manage the cost of health care provided to members. BCBSUW has not employed capitation or risk sharing arrangements to any significant extent. Capitation is an arrangement whereby we pay medical providers a set fee per member per month in exchange for providing health care services.

As of December 31, 2000 and for the year then ended, medical and other benefits expense in the consolidated statements of operations and medical and other benefits payable in the consolidated balance sheets do not include any significant amounts relating to capitated arrangements as these periods were prior to the combination of UWS and BCBSUW on March 23, 2001 (the "Combination"). For the year ended December 31, 2001, medical and other benefits expense included $94.3 million relating to capitated medical and dental arrangements, representing 8% of the total medical and other benefits expense, and medical and other benefits payable at December 31, 2001 included $4.3 million relating to capitated arrangements. For the year ended December 31, 2002, medical and other benefits expense included $105.2 million relating to capitated medical and dental arrangements, representing 9% of total medical and other benefits expense, and medical and other benefits payable at December 31, 2002 included $1.1 million relating to capitated arrangements.

Costs associated with utilizing risk-sharing arrangements represented less than 1% of total medical and other benefits expense for all periods presented.

SUMMARY OF MEMBERSHIP, REVENUE, AND RATIOS

The number of "members" is equivalent to the number of persons covered by contracts in force. A covered person may be counted in more than one category. Member equivalents relating to individuals who access medical care under the BlueCard preferred provider organizations ("PPO") program are not included.

As of December 31,	2002	2001	2000
Membership at end of period:			
Insured medical products	456,836	530,480	255,289
Self-funded medical products	343,525	131,671	184,819
Insured dental products	300,329	317,071	145,955
Self-funded dental products	172,045	37,975	50,785
Other insured products	246,675	275,495	—
Total	1,519,410	1,292,692	636,848

Year Ended December 31,	2002	2001	2000
(In thousands, except ratios)			
Revenue:			
Insured medical products	$1,240,082	$1,150,420	$510,638
Self-funded products	30,638	28,067	24,716
Specialty managed care products and services	185,110	142,009	29,922
Government services	111,719	117,192	70,305
Other operations(1)	(33,903)	(24,450)	(2,481)
Total health services revenue	1,533,646	1,413,238	633,100
Investment income, net	14,845	11,637	10,092
Net realized investment gains (losses)	(1,141)	845	(509)
Total	$1,547,350	$1,425,720	$642,683
Health services revenue (as a percentage of the total):			
Insured medical products	80.9%	81.4%	80.7%
Self-funded products	2.0	2.0	3.9
Specialty managed care products and services	12.0	10.0	4.7
Government services	7.3	8.3	11.1
Other operations(1)	(2.2)	(1.7)	(0.4)
Total	100.0%	100.0%	100.0%
Insured medical products:			
Loss ratio(2)	86.4%	90.6%	93.5%
Selling, general, administrative, and other expense ratio(3)	11.2%	9.6%	12.0%

(1) Consists primarily of intracompany eliminations.
(2) Insured medical benefit as a percentage of insured medical products revenue.
(3) Insured selling, general, administrative, and other expenses as a percentage of insured medical products revenue.

RESULTS OF OPERATIONS

All financial data in the Results of Operations section are gross numbers and, therefore, are not net of intracompany eliminations.

Comparison of Results of Fiscal Year 2002 with Fiscal Year 2001

Results for the fiscal year 2002 include the combined operations of BCBSUW and UWS (also known as Cobalt) for the entire year, with BCBSUW's investment in AMSG accounted for under the equity method as an investment in affiliate through May 31, 2002. Results for the fiscal year 2001 include the operations of BCBSUW for the entire year and UWS for the nine-month post-combination period, with BCBSUW's investment in AMSG accounted for under the equity method as an investment in affiliate.

Total Revenues

Total revenues in 2002 increased 8.5% to $1,547.4 million compared to $1,425.7 million in 2001. This increase was primarily due to the Combination and resultant inclusion of an additional quarter of the UWS business. Premium rate increases on continuing insured medical products business, partially offset by a decline in insured membership, was another factor contributing to the increase.

Insured Medical Products Insured medical products revenue in 2002 increased 7.8% to $1,240.1 million from $1,150.4 million in 2001. The increase in premium revenue in 2002 is primarily due to the Combination and resultant addition of one quarter of the UWS business. The number of insured medical members as of December 31, 2002 decreased to 456,836 from 530,480 as of December 31, 2001. The decrease in membership in 2002 is primarily due to BCBSUW's exit from the Medicare+Choice program, effective January 1, 2002, and cancellations of unprofitable business in the Milwaukee market.

Self-Funded Products Self-funded administrative fees in 2002 increased 8.9% to $30.6 million from $28.1 million in 2001. Self-funded medical and dental membership increased to 515,570 as of December 31, 2002 from 169,646 as of December 31, 2001. The large increase in membership in 2002 is attributable to the acquisition of CMSI on December 31, 2002. No revenue relating to CMSI was recorded during 2002. The increase in administrative fees is attributable to increased volume in the BlueCard PPO program, offset by cancellations of commercial groups. BlueCard PPO program administrative fees in 2002 increased 60.0% to $13.4 million from $8.4 million in 2001. Under the BlueCard PPO program, we do not maintain membership but receive an administrative fee and percentage of discounts for members from other Blue Cross and Blue Shield plans ("Blue Plans") that access medical care in Wisconsin.

Specialty Managed Care Products and Services Specialty managed care products and services revenue in 2002 increased 30.4% to $185.1 million from $142.0 million in 2001 primarily due to the Combination and resultant addition of one quarter of the UWS business. Premium rate increases, offset by decreases in total membership due to cancellations in the dental, disability, life, and accidental death and dismemberment lines, were other factors contributing to the 2002 results.

Government Services Government services revenue in 2002 decreased 4.7% to $111.7 million from $117.2 million in 2001. The decrease in revenues between 2002 and 2001 is largely due to a $7.4 million decrease in Medicare reimbursement partially offset by an approximately $1.9 million increase in Medicaid claim processing services. The decrease in Medicare revenue is largely attributable to implementing several expense reduction measures that saved the Medicare program $5.7 million between December 31, 2001 and December 31, 2002. Additionally, we recorded a one-time reimbursement of $1.7 million in 2001. The Medicaid revenues increased approximately $1.9 million due to new funding levels obtained from a contract extension effective January 1, 2002.

Investment Income and Realized Investment Gains (Losses)

Net investment income and realized investment gains (losses) in 2002 increased 9.6% to $13.7 million from $12.5 million in 2001. Included in net realized investment gains (losses) in 2002 are $3.2 million in losses relating to fixed income investments for which impairment in value was deemed to be other-than-temporary. The increase in net investment income and realized investment gains (losses) in 2002 is primarily due to an increase in invested assets resulting from several factors, including the addition of one quarter of earnings on the UWS invested assets due to the Combination, and investment income on proceeds from the sales of AMSG shares and IRG. Partially offsetting the increase in investment income from invested assets was the elimination of BCBSUW investment income related to intracompany financing arrangements with UWS, subsequent to March 31, 2001, due to the Combination and a decrease in interest rates on new investment purchases. Average annual investment yields, excluding net realized investment gains, investment income from affiliates, and other interest income, were 4.4% in 2002 and 5.8% in 2001.

Average invested assets in 2002 increased 98.2% to $330.0 million from $166.5 million in 2001. The improvement in 2002 is primarily due to favorable cash flow from operations and proceeds from the sale of AMSG shares and the sale of IRG.

At December 31, 2002, lower than investment grade bonds represented 4.3% of our investment portfolio.

Expense Ratios

Loss Ratio The insured medical products loss ratio in 2002 was 86.4% compared with 90.6% in 2001. The continued improvement in the insured medical products loss ratio is primarily due to the exiting of unprofitable business in the Milwaukee market and improved underwriting discipline.

Selling, General, Administrative, and Other Expense Ratio For our insurance subsidiaries, the selling, general, administrative, and other ("SGA") expense ratio includes commissions, administrative expenses, premium taxes and other assessments, and claim interest expense. For non-insurance subsidiaries, the SGA expense ratio includes operating expenses only.

The insured medical products SGA expense ratio in 2002 was 11.2% compared with 9.6% in 2001. The increase in the SGA expense ratio in 2002 resulted primarily from a decrease in revenue from cancellation of unprofitable business that was not matched by a decrease in staff due to efforts to maintain service levels. Fourth quarter 2002 SGA expenses included $2.5 million related to the consolidation of operating centers, of which $2.3 million related to the insured medical segment.

The expense ratio for self-funded products in 2002 improved to 91.8% from 113.9% in 2001. The improved expense ratio is primarily the result of an increase in the volume of business serviced under the BlueCard PPO program. Costs associated with servicing this business are significantly lower than the costs associated with servicing other self-funded accounts. In addition, increases in administrative fees on existing self-funded business have contributed to the improvement in the expense ratio.

The combined loss and expense ratio for specialty managed care products and services in 2002 improved to 95.6% from 98.0% in 2001. The improvement in 2002 is primarily due to a decrease in the combined loss and expense ratio for the specialty insurance lines, which is a result of the loss ratio for our disability business improving in 2002 to 64.3% from 85.6% in 2001. This significant improvement is due to rate increases and favorable claims experience.

The operating expense ratio for government services in 2002 improved to 98.6% from 99.3% in 2001. The improved expense ratio is primarily a result of the increased funding on an existing subcontract for the Medicaid claim processing services. The increased funding resulted from a contract extension that became effective January 1, 2002.

SGA expenses recorded at the corporate holding company in 2002 include an accrual for a $1.0 million contribution due the Wisconsin United for Health Foundation, Inc. (the "Foundation") on February 1, 2003. In addition, during the fourth quarter of 2002, $1.2 million of offering expenses were recorded due to our decision not to sell any shares of Cobalt stock in the Foundation's offering in early 2003. Offsetting these charges was a favorable vendor settlement of $3.8 million recorded during the first quarter of 2002.

Other Expenses

As a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002, there was no goodwill amortization recorded in 2002. This compares with goodwill amortization of $5.1 million recorded in 2001.

Income (Loss) from Investment in Affiliates

In 2002, the income from investment in affiliates improved to $15.6 million compared to a loss of $22.7 million in 2001. The results in 2002 were primarily comprised of our equity in AMSG net income of $3.8 million combined with a net gain of $10.0 million on the sale of 4.4 million shares of AMSG stock during the first two quarters. As a result of the sale of these shares, our percentage ownership of AMSG stock decreased below 20% and therefore, the remaining investment was no longer reported under the equity method of accounting as of June 1, 2002. A gain on the subsequent sale of an additional 0.5 million shares was recorded in

realized investment gains. In addition, we recognized income of $1.6 million in the second quarter of 2002, which relates primarily to our proportionate share of tax benefit recorded by Family Health Systems, Inc. ("FHS"), a 50% owned affiliate, due to a change in tax laws regarding the carry-back of net operating losses.

The $22.7 million loss in 2001 is primarily comprised of equity in AMSG earnings of $2.0 million for 2001 and BCBSUW's share of UWS earnings of $0.4 million for the first quarter of 2001 (prior to the Combination), offset by a $25.2 million write-down of the investment in AMSG to its market value as of December 31, 2001. This write-down was deemed appropriate based on management's decision to no longer classify the investment in AMSG as a strategic long-term asset. The decrease in the investment in affiliates balance between 2002 and 2001 in the accompanying consolidated balance sheets primarily results from the sale of AMSG shares and the reclassification of our remaining investment in AMSG, which is no longer reported under the equity method of accounting. Effective with the June 2002 balance sheet, the investment in AMSG is reported as an available-for-sale investment at fair market value.

Income Taxes

Income tax expense for financial reporting purposes in 2002 was reduced through utilization of certain net operating loss carryforwards that were subject to a valuation allowance that had been established by a charge to income tax expense. The majority of such net operating loss carryforwards were exhausted for book purposes during the fourth quarter of 2002, and our effective tax rate for financial reporting purposes will therefore increase in 2003. In 2002, we recorded current tax expense of $7.8 million offset by a deferred tax benefit of $0.5 million. In 2001, we recorded a current income tax benefit of $2.2 million offset by deferred tax expense of $0.3 million.

Income (Loss) from Discontinued Operations

Income from discontinued operations in 2002 consisted of the first quarter net operating loss of IRG of $0.7 million and an after-tax gain on the sale of IRG on March 29, 2002 in the amount of $9.6 million.

Net Income (Loss)

In 2002, net income improved to $74.0 million compared to a net loss of $22.3 million for 2001. The enhanced operating results reflect improvement of $59.2 million in operating income from continuing operations, improvement of $38.3 million in income from investment in affiliates, and improvement of $8.0 million in income from discontinued operations, offset by a $9.2 million increase in income taxes. The improvement in operating income from continuing operations primarily reflects improvement in the insured medical products loss ratio (resulting from exiting the Medicare+Choice program, cancellations of unprofitable business, and premium rate increases), increased volume in the BlueCard PPO program, and the $3.8 million favorable vendor settlement recorded as a reduction to SGA expenses, offset by the $1.0 million contribution to the Foundation, and $1.2 million in offering expenses. The improvement in income from investment in affiliates reflects net realized gains of $10.0 million on the sale of certain AMSG shares, along with the $1.6 million in income related to FHS and improved 2002 operating results at AMSG. The income from discontinued operations primarily reflects the net realized gain of $9.6 million on the sale of IRG.

Comparison of Results of Fiscal Year 2001 with Fiscal Year 2000

The results for 2001 include the operations of the combined UWS and BCBSUW entities effective March 31, 2001 with AMSG continuing to be accounted for using the equity method. Prior to March 31, 2001, the results include the operations of BCBSUW and its investment in UWS and AMSG accounted for using the equity method. The comparison between 2001 and 2000 is largely explained by the addition of UWS results for the last three quarters of 2001 following the Combination.

Total Revenues
Total revenues in 2001 increased 121.8% to $1,425.7 million from $642.7 million in 2000. The increase in 2001 is due primarily to the Combination and the resultant addition of the UWS business. UWS contributed $686.8 million in revenue in 2001 or 106.9% of the total 121.8% increase for the year. Other factors contributing toward the increase in 2001 include premium rate increases on the insured medical product business, the re-pricing of self-funded products, and new government fee based contracts.

Insured Medical Products Insured medical products revenue in 2001 increased 125.3% to $1,150.4 million from $510.6 million in 2000. The increase in 2001 is primarily due to the Combination and the resultant addition of UWS.business.

The addition of UWS premiums resulted in an increase to premium revenue for 2001 of $574.4 million or 112.5% of the total 125.3% increase. The number of insured medical members in 2001 increased 107.8% to 530,480 from 255,289 in 2000. The total membership increase of 275,191 reflects a decrease of 18,474 members in BCBSUW insured medical membership, offset by the addition of 293,665 members from the UWS insured medical business.

Self-Funded Products Self-funded administrative fees in 2001 increased 13.8% to $28.1 million from $24.7 million in 2000. The increase in 2001 results from an increase of approximately 60% in the administrative fee per member per month due to the targeted re-pricing of self-funded business in order to eliminate unprofitable business. The pricing increases were partially offset by a reduction in non-HMO self-funded membership.

Specialty Managed Care Products and Services Specialty managed care products and services revenue in 2001 increased 374.9% to $142.0 million from $29.9 million in 2000. The increase in 2001 primarily resulted from the addition of $113.4 million in revenues from the UWS specialty business, which includes life, accidental death and dismemberment, dental, disability, workers' compensation products, along with electronic claim submission, cost containment, and receivables management services. The number of specialty managed care members in 2001 increased to 592,566 from 145,955 in 2000. The total increase in membership of 446,611 reflects a decrease of 13,981 members in BCBSUW insured dental membership, offset by the addition of 460,592 members from the UWS specialty risk business.

Government Services Government services revenue in 2001 increased 66.7% to $117.2 million from $70.3 million in 2000. The increase from 2000 to 2001 is attributable to significant growth in the volume of Medicare claims processed, due to being awarded additional government contracts. Effective December 1, 2000, United Government Services, LLC ("UGS") became the Medicare Part A Intermediary for certain additional states and U.S. territories. In addition, also effective December 1, 2000, UGS became the Regional Home Health Intermediary for certain additional states and U.S. territories.

Investment Income and Realized Investment Gains (Losses)
Net investment income and realized investment gains (losses) in 2001 increased 30.2% to $12.5 million from $9.6 million in 2000. The addition of UWS increased the 2001 investment income and realized investment gains (losses) by $7.9 million. However, offsetting this increase was the elimination of BCBSUW investment income related to intracompany financing arrangements with UWS, subsequent to March 31, 2001, due to the Combination. This intracompany investment income amounted to $5.5 million in 2000, as compared to $1.3 million in 2001, based on the amount recorded through March 31, 2001. Average annual investment yields, excluding net realized investment gains, intracompany investment income and other interest income were 5.8% and 7.0% for 2001 and 2000, respectively.

Average invested assets in 2001 increased 254.3% to $166.5 million from $47.0 million in 2000. The improvement in 2001 is due primarily to the Combination and resultant addition of UWS at the end of the first quarter of 2001.

At December 31, 2001, lower than investment grade bonds represented 0.4% of our investment portfolio.

Net investment gains (losses) are realized in the normal investment process in response to market opportunities. Realized gains were $0.8 million in 2001 compared to realized losses of $0.5 million in 2000.

Expense Ratios

Loss Ratio The insured medical products loss ratio for 2001 (which consists of the BCBSUW insured medical business for the full twelve months, and the HMO business after March 31, 2001) was 90.6%, compared with 93.5% for 2000 (which includes only the BCBSUW business). The decrease in the medical loss ratio in 2001 is primarily the result of pricing increases and other cost control measures instituted in response to higher than anticipated medical utilization and cost trends. In addition, the higher loss ratio for 2000 also reflects the effect of a premium deficiency reserve of $3.6 million recorded during the second half of 2000 on the Medicare+Choice business. The premium deficiency reserve amount recorded as of December 31, 2000 represented estimated losses throughout 2001. The remainder of the premium deficiency reserve was reversed in 2001, as a result of our exiting the business effective January 1, 2002.

The BCBSUW medical loss ratio for 2001 (excluding HMO business) was 85.7%, compared with 93.5% for 2000. This improvement is partially attributable to a reduction in the medical loss ratio in the Medicare+Choice business to 94.8% in 2001 from 127.3% in 2000, on comparable revenues. The loss ratio for 2001 for the HMO business was 94.4% compared with 95.2% in 2000. The slight improvement is the result of our re-pricing efforts and reduction of unprofitable business.

Selling, General, Administrative, and Other Expense Ratio The insured medical products SGA expense ratio for 2001 was 9.6% compared with 12.0% for 2000. The improved SGA expense ratio in 2001 is the result of additional expense control measures instituted, combined with a higher premium base in 2001 due to pricing increases. In addition, the insured medical products SGA ratio in 2000 includes the effect of a $2.4 million write-off of deferred acquisition costs related to the Medicare+Choice business.

The self-funded products expense ratio for 2001 improved to 113.9% from 144.7% in 2000. This improvement is due to continued efforts to eliminate unprofitable business through price increases.

The combined loss and expense ratio for specialty managed care products and services in 2001 improved to 98.0%, compared with 100.0% for 2000. The 2000 ratio includes only the BCBSUW dental business, whereas the 2001 ratio includes both BCBSUW dental and the UWS specialty managed care products and services business. The UWS specialty business includes cost containment services and electronic claims services, which typically run at a lower overall operating expense ratio, thus improving the combined ratio.

The expense ratio for government services in 2001 and 2000 remained constant at 99.3%.

Other Expenses

Goodwill amortization totaling $5.1 million and $0.6 million was recorded for 2001 and 2000, respectively. Of the total $5.1 million of goodwill amortization recorded for 2001, $3.3 million relates to $65.6 million of goodwill recorded in 2001 for the Combination as a result of purchase accounting, which until the effective date of SFAS No. 142 was being amortized on a straight-line basis over a period of 15 years. In addition, the 2001 amortization expense includes amortization related to the 1999 purchase by BCBSUW of 1.4 million additional shares of UWS stock, which had been amortized on a straight-line basis over a period of 15 years. Amortization expense for 2000 included amortization related to the purchase by BCBSUW of the 1.4 million additional shares of UWS stock discussed above. In addition, goodwill amortization has been recorded for various past acquisitions of subsidiaries and additional insurance business.

Loss from Investment in Affiliates

The loss from investment in affiliates increased to $22.7 million in 2001 from $6.5 million in 2000. The $22.7 million loss in 2001 is comprised of our pro rata share of AMSG's net income of $2.0 million for 2001, BCBSUW's share of UWS income of $0.4 million for the first quarter of 2001, and other affiliate net income of $0.1 million, offset by a $25.2 million write-down of the investment in AMSG to its market value as of December 31, 2001. This write-down was deemed appropriate

based on management's decision to no longer classify the investment in AMSG as a strategic long-term asset. The 2000 loss from investment in affiliates of $6.5 million is comprised of a $7.6 million loss related to UWS, offset by a $1.1 million equity share in the net income of AMSG.

Income Taxes

We recorded an income tax benefit of $1.9 million in 2001 compared to tax expense of $0.5 million in 2000. The tax benefit recorded in 2001 was greater than a benefit calculated at the federal statutory income tax rate due primarily to the reversal of an accrual during 2001 in the amount of $1.5 million that was no longer deemed necessary. This accrual had been established by UWS prior to the Combination to cover estimated income tax exposures for the 1987 to 1994 tax years. Based on an analysis of tax liabilities performed at the end of 2001, management determined that the $1.5 million accrual was redundant with our full valuation allowance against net deferred tax assets, and the accrual was reversed into income.

We recorded income tax expense of $0.5 million in 2000 compared to a tax benefit of $11.5 million calculated at the federal statutory rate, due primarily to the recording of a valuation allowance of $14.9 million on net deferred tax assets. The valuation allowance was recorded because management could not conclude that it was "more likely than not" that tax benefits from the 2000 loss would be realized due to a history of prior losses at BCBSUW.

Income from Discontinued Operations

Income from discontinued operations for 2001 of $1.0 million includes IRG's net operating results for the nine months ended December 31, 2001.

Net Loss

Consolidated net results improved in 2001 to a loss of $22.3 million compared to a loss of $40.0 million in 2000. The $22.3 million net loss in 2001 was the combination of an operating loss of $2.4 million and a loss from investment in affiliates of $22.7 million as discussed above, offset by an income tax benefit of $1.9 million and an after-tax gain on discontinued operations of $1.0 million. The improved 2001 operating results reflect improvement in the insured loss and SGA ratios, increases in administrative fees on the self-funded business and continued growth in government contract business over the prior year.

As of December 31, 2001, a full valuation allowance was established against net deferred tax assets. We had a current income tax benefit of $2.2 million in 2001 compared to no current income tax expense or benefit in 2000. We recorded a deferred tax expense of $0.4 million in 2001 and $0.5 million in 2000, which related to a valuation allowance from a prior period.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of cash flow consist primarily of health services revenues and investment income. The primary uses of cash include medical and other benefit payments, as well as operating expense payments. Positive cash flows are invested pending future payments of medical and other benefits and other operating expenses. Our investment policies are designed to maximize yield, preserve principal, and provide liquidity to meet anticipated payment obligations.

Our operating cash flow improved in 2002 compared to 2001. Cash provided by continuing operations improved to $55.6 million for the year ended December 31, 2002 from $11.1 million in cash provided by continuing operations for the year ended December 31, 2001. This reflects improved operating results in all four of our reporting business segments and improved cash collections related to balances due from clinics and providers. Cash used in investing activities for the year ended December 31, 2002 includes net proceeds of $73.9 million from the sale of 4.9 million shares of AMSG common stock, of which $68.6 million is reflected in proceeds from sale of investment in affiliate in our 2002 audited consolidated statement of cash flows. In addition, $17.0 million in cash proceeds were received from the sale of IRG. Cash used in investment activities for 2002 included $15.3 million cash used to acquire CMSI offset by $2.2 million cash acquired, and $10.8 million

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

of net investments in property and equipment. Cash provided from financing activities during 2002 included net borrowings made of $22.1 million and proceeds received from the exercise of stock options of $7.3 million. The majority of the strong positive cash inflows for the year ended December 31, 2002 were used to purchase available-for-sale securities.

To meet periodic cash flow requirements, we make borrowings under our bank line-of-credit ("LOC"). The LOC is with a commercial bank and has an interest rate equal to the London Interbank Offered Rate ("LIBOR"), plus 2.0%, adjusted monthly with interest payments due monthly. The LOC permits aggregate borrowings among certain subsidiaries, excluding the corporate holding company, up to $20.0 million. At December 31, 2002, the outstanding balance on this LOC was $7.5 million. The LOC terminates, and all borrowings then outstanding are due, on April 30, 2003.

We also currently have a three-year revolving credit facility ("revolver") from M&I Marshall & Ilsley Bank that originated on August 7, 2002 and provides up to $30.0 million of available credit to us with the availability declining by $5.0 million after one year and an additional $10.0 million after two years. The revolver bears interest at a rate of LIBOR plus 1.50% to 2.50% depending on the timing and amount of borrowings. We have pledged the stock of our BCBSUW and CompcareBlue subsidiaries as collateral for the revolver. Our outstanding balance on the revolver was $30.0 million as of December 31, 2002.

In addition, we had a term business note ("term note") with a commercial bank for $7.5 million originated on December 31, 2001, which was repaid in full in the third quarter of 2002. The term note had a rate of interest equal to LIBOR plus 1.5%, with payment of principal and interest due in quarterly installments beginning June 30, 2002.

Interest expense on the LOC, revolver and the term note discussed above totaled $0.7 million and $0.6 million for the years ended December 31, 2002 and 2001, respectively.

The Association requires BCBSUW and CompcareBlue to maintain a prescribed liquidity ratio of certain liquid assets to average monthly expenses, as defined, in accordance with licensure requirements of the Association. BCBSUW and CompcareBlue maintained these required levels as of December 31, 2002.

Our investment portfolio consists primarily of investment-grade bonds and government securities, and has a limited exposure to equity securities. At December 31, 2002, $350.6 million or 90.7% of our total investment portfolio was invested in bonds and government securities compared with $178.2 million or 93.0% at December 31, 2001. Our investment in AMSG common stock represented approximately 5.0% of the total investment portfolio as of December 31, 2002. On January 3, 2003, we sold our remaining investment in AMSG shares, netting proceeds of $18.7 million, which were reinvested in bonds and government securities. The bond portfolio had an average quality rating by Moody's Investor Service of "Aa3" at December 31, 2002 and "Aa2" at December 31, 2001. At December 31, 2002, $373.9 million or 96.7% of our total investment portfolio was classified as available-for-sale compared with $180.7 million or 94.3% at December 31, 2001. The market value of the total investment portfolio was greater than amortized cost by $14.3 million and $0.3 million at December 31, 2002 and December 31, 2001, respectively.

Unrealized gains and losses on bonds classified as available-for-sale are included as a component of shareholders' equity, net of applicable deferred income taxes. We have no investments in mortgage loans, non-publicly traded securities (except for investments related to our affiliates), or real estate held for investment.

We have an outstanding line-of-credit in the amount of $15.0 million available to Health Professionals of Wisconsin, Inc., an affiliate of University Health Care, Inc. ("UHC"), which is a key provider for Unity. The balance was $3.0 million as of December 31, 2002. Interest is calculated using the quarterly prime rate and is due and payable annually on November 1.

STATUTORY CAPITAL

We are required to maintain certain levels of statutory capital and surplus under the National Association of Insurance Commissioners ("NAIC") Risk Based Capital ("RBC") requirements. Wisconsin insurers are also subject to compulsory and security surplus requirements based upon a percentage of underwritten premiums, with the applicable percentage determined by line of business. In addition to statutory capital requirements, we, BCBSUW and CompcareBlue are required to maintain certain capital levels as determined by the Association. As of December 31, 2002 all of our insurance subsidiaries exceed the minimum capital requirements imposed by the State of Wisconsin and the Association.

MANAGEMENT'S PLAN

Operating losses incurred during 1999 through 2001 reduced the statutory surplus of our insurance subsidiaries. Despite these operating losses and the implementation of changes in statutory accounting effective January 1, 2001, we complied with minimum capital and liquidity requirements of the OCI and the Association during 1999, 2000 and 2001. We maintained compliance, in part, by contributing regulated and non-regulated subsidiaries to regulated entities and by collateralizing certain intracompany debt obligations with the common stock of affiliated entities. Following a review by the OCI of these intracompany transactions, we agreed with the OCI as to how these transactions should be treated for surplus and capital calculations. In addition, at the request of the OCI, we prepared a plan of action to satisfy these intracompany obligations and strengthen our capital to assure that our insurance subsidiaries continue to satisfy the minimum capital and liquidity requirements of the OCI and the Association.

The outstanding common stock of CompcareBlue provided the collateral for approximately $70 million we borrowed from BCBSUW. This intracompany balance has been eliminated in our consolidated balance sheets as of December 31, 2002 and 2001. In October 2002, we satisfied the $70 million obligation due BCBSUW through the transfer of all of the common stock of CompcareBlue to BCBSUW.

We have substantially completed all aspects of the capital plan, significant provisions of which included the following:

- Sell certain owned non-regulated subsidiaries for cash and/or notes prior to October 1, 2002. On March 29, 2002, we sold our behavioral health and medical management subsidiary, IRG, for $27.0 million, of which $17.0 million was received in cash.
- Reduce BCBSUW's investment in AMSG common stock from 45% of the shares outstanding to less than 20% through public or private offerings during 2002. We reduced our investment in AMSG to 10.7% as of December 31, 2002, raising $73.9 million in net proceeds at BCBSUW. On January 3, 2003, we sold our remaining investment in AMSG, raising an additional $18.7 million in net proceeds at BCBSUW.
- Obtain debt financing from one or more institutional lenders to fund holding company liquidity needs, including the repayment of the collateralized intracompany debt obligations between Cobalt and its regulated subsidiaries. We have obtained a $30.0 million revolver. During the third quarter of 2002, we repaid our intracompany obligation to United Wisconsin Insurance Company ("UWIC") of $22.8 million. As noted above, the remaining intracompany obligation between Cobalt and BCBSUW was satisfied through the contribution of CompcareBlue to BCBSUW.
- Achieve our 2002 projected core earnings, which anticipated breakeven operating results for CompcareBlue for the year ending December 31, 2002 as compared to an operating loss of $32.5 million for the year ended December 31, 2001. We exceeded our projected core earnings for the year ended December 31, 2002, including progress toward obtaining breakeven results for CompcareBlue for the year ended December 31, 2002.

Non-compliance with minimum capital requirements or any of the requirements described above may subject us to various regulatory actions by the OCI, including, among others, revocation of our licenses to sell insurance products in Wisconsin and placing us under state regulatory control. In addition, the Association has termination rights if our subsidiary licensees' capital falls below the lowest licensure minimum capital levels or liquidity requirements established by the Association. Our insurance subsidiaries are currently in compliance with the capital requirements calculated as required by the OCI and the Association.

INFLATION

Health care costs have been rising and are expected to continue to rise at a rate that exceeds the consumer price index. Our cost control measures, risk-sharing incentive arrangements with medical care providers, and premium rate increases are designed to reduce the adverse effect of medical cost inflation on our operations. In addition, we utilize our ability to apply appropriate underwriting criteria in selecting groups and individuals and in controlling the utilization of health care services. However, we cannot be certain that these efforts will fully offset the impact of inflation or that premium revenue increases will equal or exceed increasing health care costs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, deferred tax assets, impairment of investments, goodwill impairment, medical and other benefits payables, and litigation and tax contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts A significant portion of our receivable balances result from balances due from small and large employers, individuals, and providers of medical services. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments or retroactivity in reporting membership cancellations. If the financial condition of our customers were to deteriorate or if significant employee turnover were to occur among insured employers, resulting in an impairment of their ability to make payments, additional allowances may be required.

Deferred Income Taxes We account for income taxes using the liability method. Accordingly, we record deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts and tax bases of assets and liabilities. In addition, we record a valuation allowance to reduce deferred tax assets to an amount that we believe is more likely than not to be realized. This determination involves the use of estimates and assumptions, including an estimate of future taxable income. To the extent that future taxable income or other factors differ from initial expectations, an adjustment to recorded amounts may be required.

Impairment of Investments Investments in debt and equity securities, as well as investment in affiliates, are reviewed periodically by our management to determine whether any declines in the market value of individual securities are deemed other than temporary. Any impairments deemed other than temporary are recorded as a reduction of the historical cost of the respective investment and as a realized loss in our consolidated statement of operations.

Prior to the reduction of our ownership of AMSG common stock to 14.9% on June 4, 2002, our investment in AMSG was accounted for under the equity method of accounting. At December 31, 2001, we owned 6,309,525 shares of the outstanding common stock (45% ownership) of AMSG. Our per share carrying value as of December 31, 2001 was $16.44 based on our share of AMSG's equity. Pursuant to GAAP, we wrote down our investment in AMSG to the current market value of such stock ($12.45 per share as of December 31, 2001) as a charge to operations due to our evaluation and announcement that our holdings in AMSG no longer represented a strategic investment and that we planned an orderly reduction of our ownership. Effective upon the reduction of our ownership of AMSG common stock to less than 20%, we changed our accounting for our investment in AMSG from the equity method to the fair value method. Under the fair value method, our investment in AMSG is recorded at market value, with any changes in market value being recorded as an unrealized gain or loss.

Goodwill Impairment On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," under which we are required to analyze recorded goodwill for possible impairment on a periodic basis. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. Based on our most recent analysis, we have not recorded any impairment charges.

Medical and Other Benefits Payables Medical and other benefits payables consist primarily of loss reserves established under a complex estimation process utilizing company-specific, industry-wide, and general economic information and data. The estimation process also involves continuous monitoring and evaluation of the submission, adjudication, and payment cycles of claims. We develop an estimate of ultimate claims based upon historical experience and other available information as well as assumptions about emerging trends, which vary by class of business. Significant assumptions used in the estimation process include trends in loss costs and changes in member demographics, utilization, provider contract terms and reimbursement strategies, frequency and severity of claims incurred, known and adjudicated claims, changes in the timing of the reporting of losses, and expected costs to settle unpaid claims.

Due to the numerous factors influencing this liability, we develop a series of estimates based upon generally accepted actuarial projection methodologies using various scenarios with respect to claim submission and payment patterns and cost trends. Our policy is to record our best estimate of medical and other benefits payable that adequately provides for future payments of claims incurred but not paid under moderately adverse conditions. Deviations (positive or negative) between actual experience and estimates used to establish the liability are recorded in the period of claim payment. We continually monitor the reasonableness of the assumptions and judgments used in prior estimates by comparison with actual claim patterns and consider this information in future estimates.

The loss reserve recorded at December 31, 2001, 2000, and 1999 exceeded actual claims paid in the subsequent period by $22.9 million, $10.6 million, and $7.8 million, respectively.

Subsequent to September 11, 2001, we observed significant variability in our claims patterns. Experience for claims Incurred appeared to be artificially low, and we attributed a portion of this variability to an estimated increase in lag times between the dates claims were incurred and submitted to us. In addition, we anticipated increased utilization relating to business we were exiting at the end of 2001, including certain CompcareBlue groups and Medicare+Choice. Our ultimate experience relating to these matters was more favorable than estimated.

Our December 31, 2000 loss reserve contemplated, among other estimates, continued deterioration in claim experience on Medicare+Choice consistent with that experienced earlier in the year. Actual claims paid were less than anticipated. The net medical and other benefits payable assumed from UWS during 2001 developed slightly unfavorably due to the transition of provider contracts from a capitated to fee for service basis.

During late 1999, we overestimated claim payment lag times in connection with claim adjudication system conversion. This resulted in favorable development of December 31, 1999 estimated benefits payable.

Medical and other benefits paid can also be significantly impacted by the outcomes from court decisions, interpretations by regulatory authorities, and legislative changes involving healthcare matters. As a result, amounts ultimately paid may differ from initial estimates that did not consider such outcomes.

Litigation We and our affiliates are involved in various legal actions occurring in the normal course of business. We accrue our best estimate of the probable cost for the resolution of these claims. These estimates are developed in consultation with internal and outside legal counsel who are handling our defense in these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or strategies change, it is possible that our best estimate of our probable liability in these matters may change. In the opinion of management, we have made adequate provision for losses, which may result from these actions. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings. We recognize the costs of legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Tax Matters We frequently face challenges from domestic tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures when identified. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures and there are no reasonably possible amounts due in excess of the amounts accrued. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of amounts accrued, our income tax expense in a given financial statement period may be materially impacted.

The Tax Reform Act of 1986 made all Blue Cross organizations taxable as of January 1, 1987 and included certain tax benefits designed to ease the burden of becoming a taxable entity. These benefits included opening reserve adjustments and asset basis step-ups to fair market value. The net result of these benefits was that our 1987 income tax return reported a net operating loss that was carried back to 1984 and then carried forward. Certain issues with respect to net operating loss carryforwards and other matters were raised in the federal audit of our 1984 through 1986 tax returns. To resolve these issues, we executed a formal Closing Agreement with the Internal Revenue Service ("IRS") on April 27, 1993, and we subsequently filed amended federal income tax returns for 1987 through 1992 consistent with the provisions of the Closing Agreement.

Our amended federal income tax return for 1987 was reviewed in a subsequent IRS audit in which certain benefits agreed to by the IRS in the Closing Agreement were challenged by the Field Service Branch of the IRS. We believe that the Closing Agreement is binding on both us and the IRS. We are currently litigating this matter and expect to prevail. The litigation is pending in the United States Court of Federal Claims. BCBSUW and the government have filed cross-motions for partial summary judgment on the Closing Agreement issue. The briefing with respect to those motions concluded in June 2002, and the parties are awaiting the court's decision on the motions.

The IRS' challenge of the Closing Agreement resulted in proposed income tax deficiencies, and we paid approximately $11.6 million as a deposit to close the 1987 to 1992 tax years to further assessment of tax. We were not required to make this payment, and characterize it as a deposit or advance and fully expect that it will be returned upon resolution of the dispute.

The status of this matter, the accounting treatment and the timing of the return of our deposit are reviewed on a periodic basis with our tax advisors, legal counsel, and independent auditors. We will not be able to completely close any tax year that is impacted by the 1987 loss carry-back or carry-forward until the litigation is resolved.

In addition, the IRS has proposed adjustments to all of our tax years from 1987 forward claiming that deductions for the write-off of certain intangible assets on hand as of January 1, 1987 are not allowable. This is a national issue with the IRS and is currently being litigated by another Blue Plan. This issue may prevent us from closing tax years even after the above litigation with the IRS is settled. The benefits of this deduction have not been recorded in our consolidated financial statements. Should this issue be resolved in our favor, either individually or as to Blue Plans generally, a benefit will be recorded. Our consolidated financial statements also do not reflect the potential tax benefits that could result from a $193 million deduction taken on our 2001 federal income tax return relating to the transfer of the stock of BCBSUW to the Foundation on March 23, 2001. The IRS recently revoked favorable private letter rulings issued to other Blue Plans in similar situations, and additional guidance is expected from the IRS. We are awaiting additional developments and guidance in this area before considering recording an income tax benefit from this deduction.

RISK FACTORS

A number of factors specific to Cobalt or related to our business may impact our financial performance and the performance of Cobalt common stock. Among these factors are the following:

Our insurance subsidiaries are subject to minimum capital requirements. Our failure to meet these requirements could subject us to regulatory actions or result in the termination of our Blue Cross and Blue Shield License Agreements. Our insurance subsidiaries are subject to minimum capital requirements imposed under the laws of the State of Wisconsin. These laws include minimum capital requirements based upon a percentage of underwritten premiums by line of business. Wisconsin insurance laws also include minimum capital requirements based on the RBC for Insurers Model Act adopted by the NAIC and require our insurance subsidiaries to report their results of RBC calculations to the state insurance departments and the NAIC. Any failure by one of our insurance subsidiaries to meet the minimum capital requirements imposed under Wisconsin law will subject it to corrective action, which could include the adoption of a comprehensive financial plan, examination and revocation of its license to sell insurance products in Wisconsin, or placing the subsidiary under state regulatory control.

At the request of the OCI, we prepared a plan of action in early 2002 for strengthening the capital position of our insurance subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management's Plan." Our insurance subsidiaries are currently in compliance with the minimum capital requirements imposed under Wisconsin law, calculated as required by the OCI.

Our right to use the Blue Cross and Blue Shield names and service marks in our service area is derived from a license agreement we have with the Association. The Association imposes certain financial and service performance standards on Cobalt, our BCBSUW subsidiary, and CompcareBlue, including capital requirements based on RBC.

The Association's capital requirements are generally more stringent than those imposed under Wisconsin law and are currently based on the Health Organization RBC calculations prescribed by the NAIC.

The Association has termination rights if our Blue Cross and Blue Shield branded licensees' capital falls below minimum capital level. Currently, all of our Blue Cross and Blue Shield licensees maintain RBC in excess of the minimum capital level.

During 2002, Cobalt executed on its capital plan, which has improved the capital levels of CompcareBlue, Cobalt and BCBSUW and the liquidity levels of CompcareBlue and BCBSUW. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management's Plan."

Any new minimum capital requirements adopted in the future by the Association or by the OCI may require us to increase our capital levels, which we may not be able to do.

Our Blue Cross and Blue Shield license agreements could terminate upon the occurrence of events specified in the license agreements, and termination would significantly harm our business. Under license agreements with the Association, we have the right to use the Blue Cross and Blue Shield names and service marks in our Blue Cross and Blue Shield service area and to participate in the BlueCard PPO Program. We believe that our exclusive right to use the Blue Cross and Blue Shield names and service marks provides us with an important marketing advantage in our service area. Loss of these licenses would significantly harm our ability to compete in our markets and subject us to a significant monetary penalty to the Association.

The Association could terminate our license agreements if we do not satisfy its financial and service performance requirements or if other events described in the license agreements, some of which are outside of our control, occur. These events include, but are not limited to:

- failure to meet capital and liquidity requirements of the Association;
- violation of the ownership limitations contained in our Amended and Restated Articles of Incorporation and described below;
- termination of the voting trust and divestiture agreement between us and the Foundation before the Foundation's ownership of our common stock falls to less than 5%;
- the acquisition of our company without the prior consent of a majority of the other disinterested licensees of the Association and a majority of the then current weighted vote of the other disinterested licensees of the Association;
- failure by the Foundation to divest its shares of our common stock by the deadlines specified by the voting trust and divestiture agreement;
- a determination by the Association that fewer than 80% of our directors are independent; and
- failure to brand medical and dental business as required by the Association.

Our Amended and Restated Articles of Incorporation include ownership limitations required by the Association. Under these ownership limitations:

- no institutional owner may beneficially own 10% or more of the combined voting power of all of our outstanding securities;
- no non-institutional owner may beneficially own 5% or more of the combined voting power of all of our outstanding securities; and
- no person may own 20% or more of all of our outstanding equity securities (regardless of voting power).

Although we believe that these limitations are enforceable under Wisconsin law for a corporation like ours, we are not aware of any case in which a court has specifically addressed this issue. If one of our shareholders violates the ownership limitations and disputes their enforceability and a court does not enforce the provisions of our Amended and Restated Articles of Incorporation, we could lose our licenses to use the Blue Cross and Blue Shield names and service marks.

We may not be able to maintain profitability, and our quarterly operating results may fluctuate significantly. Although we reported net income for the year ended 2002, we experienced net losses in each of the years ended December 31, 1999, 2000, and 2001. During this time period, we experienced operational difficulties that led to these losses and corresponding decreases in our capital. In an effort to remedy these difficulties, we have devoted significant resources to improving our core operations while divesting non-core assets. Nevertheless, we cannot assure you that we will be able to achieve sustained profitability. If we incur additional losses, we could have difficulty satisfying our minimum capital requirements under Wisconsin law. In addition, our relationship with the Association could

be adversely affected and our stock price could decline. Moreover, our quarterly results of operations could fluctuate significantly due to a variety of factors, including steps we are taking to enhance our core operations, as well as from inherent aspects of our business, such as the need to make current estimates of future claims. These fluctuations could adversely affect the price or liquidity of our common stock.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs. Health care costs in recent years have generally increased substantially year-over-year, and we expect that they will continue to do so in the future. Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to charge adequate premiums as a result of competition, government regulations, and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

An ongoing reduction in the number of subscribers to our health care programs may reduce our revenue and profitability. Overall membership in our health benefits plans has decreased substantially recently, in large part due to our efforts to eliminate unprofitable business. No state or federal regulatory body has expressed concern to us over our divestiture of unprofitable business. A further reduction in the number of subscribers to our health care programs could adversely affect our financial position, results of operations, and cash flows. Factors that could contribute to a loss of membership include:

- failure to obtain new customers or failure to retain existing customers;
- premium increases or benefit changes;
- reduction in our provider network;
- our exit from business lines or markets;
- reductions in work force by existing customers; and
- negative publicity or news coverage about us or other managed care companies.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs. Most of the premium revenue we receive is based upon rates set before we deliver services. As a result, our ability to price contracts profitably largely depends on our ability to accurately estimate and control future health care costs. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services by our insured members;
- periodic renegotiation of contracts with hospitals, physicians, and other providers;
- the occurrence of catastrophes or epidemics;
- changes in the demographics of our members and medical trends affecting them;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition to actual benefits paid, our medical and other benefits expense for any period includes our estimate of reported and unreported claims and related expenses for the period. The reserves we establish for these expenses are based upon assumptions concerning a number of factors, including prior claims experience, maturity of markets, complexity of products and stability of provider networks, trends in health care costs, our underwriting criteria, enrollment in our plans, expenses,

general economic conditions, and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

We make adjustments, if necessary, to benefit expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate the incurred but not reported ("IBNR") change. We utilize the services of independent actuaries to calculate and review the adequacy of our benefit liabilities, in addition to using internal resources. We cannot be sure that our IBNR estimates are adequate or that adjustments to such IBNR estimates will not harm our results of operations. *Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the negative impact on our results.*

Although we maintain reinsurance to protect us against severe or catastrophic medical claims, we cannot assure you that such reinsurance coverage will be adequate or available in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Our profitability will decline if we are unable to maintain our relationships with certain significant provider groups or if we are unable to enter into agreements with additional providers on favorable terms. Our profitability depends upon our ability to contract on cost-effective terms with hospitals, physicians, and other health care providers. Our provider contracts typically provide for automatic term renewals unless either party notifies the other of its intention not to renew within 90 days prior to the expiration of the contract's term. If we fail to obtain health care provider contracts, or renew those we have, on favorable terms, we may lose some of our members or incur higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could significantly harm us.

Our Unity and Valley HMOs rely in large part on three separate health care provider systems for the provision of health care services to their members. Our largest five providers of our core Blue Cross and Blue Shield branded and HMO business, in terms of claims paid and incurred for the year ended December 31, 2002, are Aurora Healthcare, UHC, Covenant Healthcare, Columbia St. Mary's, and Luther/Midelfort. These top five providers collectively accounted for 40.4% of our medical and other benefits expense for our core business during that period. If one or more of our relationships with these systems were to be terminated, we would be adversely affected.

Competition in our industry may decrease our profitability. We operate in a highly competitive environment which may affect our ability to maintain or increase our membership or premium rates or to contract with providers on attractive terms. We face competition from other managed care companies, hospitals, health care facilities, and other health care providers, some of which have substantially greater financial and other resources than we have.

Our managed care operations may encounter competition from companies with broader or narrower geographical markets, each of which could provide a competitor with specific competitive advantages, such as greater cost control, lower prices, or greater market share. Our financial condition or results of operations may be adversely affected by significantly lower premiums by any major competitor or by any other limitation on our ability to maintain or increase our membership or premium levels.

In certain markets, we compete with organizations which have a substantial market share. In other markets, competing health plans may be owned by providers. Portions of the Wisconsin market are dominated by a relatively small number of provider-owned health plans, with a large influence on the markets in which we compete. Organizations with sizable market share or provider-owned plans may be able to obtain favorable financial arrangements from health care providers that are not available to us. Without such arrangements, we may not be able to compete effectively in such markets.

In addition, legislation has been introduced in the U.S. House of Representatives that is intended to increase competition for government contracts for processing claims for the Medicare program. Similar legislation may be introduced in the U.S. Senate as a stand-alone program or as part of a larger Medicare reform package. Our UGS subsidiary serves as a fiscal intermediary for the Medicare program. If this legislation is adopted, it could affect our ability to compete effectively for Medicare contracts.

Our business is dependent in part on the service of non-exclusive independent agents and brokers who may refer their business to our competitors. We depend in part on the services of independent agents and brokers in the marketing of health care plans, particularly to individual and small employer group members. Independent agents and brokers are typically not exclusively dedicated to one company and market health care products of our competitors. In addition, we face intense competition for the services and allegiance of independent agents and brokers. These persons may choose to direct business to other managed care companies or may direct less desirable sales prospects to us.

The health benefits industry is subject to negative publicity, which can adversely affect our profitability. The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by:

- adversely affecting our ability to market our products and services;
- requiring us to change our products and services; or
- increasing the regulatory burdens under which we operate.

In addition, as long as we use the Blue Cross and Blue Shield names and marks in marketing our health benefits products and services, any negative publicity concerning the Association or other Association licensees may adversely affect us and the sale of our health benefits products and services.

Failure to properly maintain the integrity of our proprietary information and information systems could result in the loss of customers or decrease our profitability. Our business depends in part on our ability to maintain, or access through outsourcing arrangements with third parties, information systems and to ensure the continued integrity of our proprietary information. Moreover, the collection, dissemination, and use of patient data is the subject of national and state legislation. If we do not maintain or access effective and efficient information systems, then we could experience adverse consequences, which include:

- inadequate information on which to base pricing and underwriting decisions;
- the loss of existing customers;
- difficulty in attracting new customers;
- customer and provider disputes;
- regulatory problems; or
- increases in administrative expenses.

We use third party service providers for claims processing and enrollment functions, and therefore have only limited control over data management associated with these functions.

Health care developments or an economic downturn in Wisconsin may harm our results. We conduct business primarily within the State of Wisconsin. Therefore, our business may be more sensitive to local or state conditions, such as pricing dynamics, health care developments, or general economic conditions,

than organizations servicing larger, more diverse markets. For example, national competitors could subsidize losses in the Wisconsin market with profits from other markets in which they operate. We may be competitively disadvantaged, or otherwise harmed, by our Wisconsin focus, although we are not dependent on a small number of major contracts.

Our investment portfolio is subject to varying economic and market conditions, as well as regulation. We depend on our investment portfolio as a source of liquidity to pay medical claims and fund other expenses. In addition, returns on our investment portfolio have historically contributed significantly to our net income. Our investment portfolio consists primarily of fixed maturity securities, short-term investments, and indexed mutual funds. The market value of our investments varies from time to time depending on factors relating specifically to the issuers of the securities as well as to more general factors such as prevailing interest rates and economic and market conditions. Fluctuations in the market value of our investment portfolio could adversely affect our liquidity. These fluctuations could also reduce our investment return or result in losses when we sell investments to fund our cash needs, which could adversely affect our overall profitability.

Our regulated subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. While we have adopted an investment policy intended to facilitate compliance with statutory and regulatory requirements, our failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and RBC, and, in some instances, require the sale of those investments.

A downgrade in our subsidiaries' ratings may adversely affect our business, financial condition and results of operations. In February 2002, A.M. Best downgraded its rating of our insurance subsidiaries to B+ ("Very Good," which is the 6th highest rating out of 16 categories). A.M. Best ratings evaluate an insurer's financial strength and ability to pay claims. A.M. Best ratings are not recommendations to buy, sell or hold securities. The A.M. Best rating principally impacts our ability to underwrite workers' compensation business. When the rating of UWIC, which underwrites our workers' compensation product, was downgraded from A- ("Excellent," which is the 4th highest rating out of 16 categories) to B++ ("Very Good," which is the 5th highest rating out of 16 categories) in June 2001, we arranged with a reinsurer to use its insurance company, which had an A+ ("Superior," which is the 2nd highest rating out of 16 categories) rating by A.M. Best, to serve as underwriter for customers that required the higher rating for their workers' compensation coverage. In exchange for the use of the reinsurer's license, we were required to increase the portion of the workers' compensation business ceded to the underwriter from 20% to 35%. We intend to continue to write workers' compensation insurance, but any future downgrade of the rating of our subsidiaries, should one occur, or our inability to access an "A" rated underwriter on acceptable terms, could negatively impact our ability to underwrite workers' compensation business to customers that require the "A" rating for their workers' compensation coverage.

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations could significantly harm us. Our business is heavily regulated on federal, state and local levels. For example, we need to obtain and maintain regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could significantly harm us.

We are also subject to various governmental reviews, audits, and investigations designed to monitor our compliance with applicable rules and regulations. Any adverse review, investigation, or audit findings could result in:

- damage to our reputation in various markets;
- increased difficulty in selling our products and services;
- loss of a license to act as an insurer or HMO or to otherwise provide a service;

- loss of the right to participate in various federal programs, including the Medicare supplement programs; or
- imposition of fines, penalties, and other sanctions.

Legislation or other regulatory reform that increases the regulatory requirements imposed on us may significantly harm our business or results of operations in the future. Legislative or regulatory changes that could significantly harm us and our subsidiaries include:

- legislation that holds insurance companies, HMOs, or managed care companies liable for adverse consequences of medical decisions;
- limitations on premium levels;
- increases in minimum capital, reserves, and other financial viability requirements;
- impositions of fines or other penalties for the failure to promptly pay claims;
- prohibitions or limitations on provider financial incentives and provider risk-sharing arrangements;
- imposition of more stringent standards of review of our coverage determinations;
- new benefit mandates;
- increases in taxes or assessments; and
- limitations on the ability to manage care and utilization due to "any willing provider" and direct access laws that limit or eliminate product features that encourage members to seek services from contracted providers or through referral by a primary care provider.

A portion of our revenues relate to Medicare supplement programs. Changes in these programs, particularly changes affecting enrollment or changes in premium payment or reimbursement levels, could significantly harm our business and decrease our profitability.

As a Medicare fiscal intermediary, our UGS subsidiary is subject to complex regulations. If it fails to comply with these regulations, it may be exposed to criminal sanctions and significant civil penalties. Our UGS subsidiary serves as a fiscal intermediary for the Medicare program. The laws and regulations governing fiscal intermediaries for the Medicare program are complex and subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties, or other sanctions as a result of periodic audits or reviews. Other companies in this business have recently been subject to significant fines and censures for non-compliance. While we believe that we are in compliance in all material respects with the regulations governing fiscal intermediaries, we cannot assure you of this.

Costs of compliance with privacy laws could adversely affect our business and results of operations. Health Insurance Portability and Accountability Act of 1996 ("HIPAA") includes administrative provisions imposing significant requirements relating to maintaining the privacy of medical information ("Privacy"), establishing uniform health care provider and employer identifiers, requiring use of standardized transaction formats ("Transactions"), and seeking protections for confidentiality and security of patient data ("Security"). The Privacy and Transactions provisions require implementation in 2003. Final HIPAA Security rules were published on February 20, 2003 and the implementation and compliance date is April of 2005. HIPAA is far-reaching and complex, and proper interpretation and practice under the law continue to evolve. Consequently, our efforts to measure, monitor, and adjust our business practices to comply with HIPAA are ongoing. Compliance with HIPAA could require us to make significant changes to our operations and failure to comply could subject us to civil and criminal penalties. The costs of complying with HIPAA are likely to be substantial.

We are subject to litigation, including litigation based on new or evolving legal theories, that could significantly affect our results of operations. Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations, including:

- disputes over coverage or claims adjudication;
- vicarious liability for medical malpractice claims;
- disputes with our providers or agents over compensation and termination of contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors or other violations of federal or state laws;
- customer audits of our compliance with our plan obligations; and
- disputes with taxing authorities regarding our tax liabilities.

In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic, or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular. We believe we have made adequate reserves in our financial statements against all litigation known to us, but we cannot be certain our estimates of probable outcomes of such litigation will prove to be accurate.

We currently have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations, or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all.

We are also subject to other types of claims and potential claims, which could have a material adverse effect on our financial condition and results of operations.

As a holding company, we are dependent on dividends from our subsidiaries. We are a holding company whose assets consist largely of the outstanding shares of common stock of our subsidiaries. As a holding company, we depend on dividends from our insurance company subsidiaries. The ability of our insurance subsidiaries to pay dividends is subject to regulation under Wisconsin law. Our ability to pay our shareholders dividends in the future and meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, financial condition, and results of operations.

Provisions in our Amended and Restated Articles of Incorporation and Bylaws and Wisconsin law may make it more difficult for a third party to acquire us, and may limit or eliminate increases in stock price based on "takeover" speculation. Our Amended and Restated Articles of Incorporation and Bylaws include provisions required by the Association for its for-profit licensees, which the Association designed to protect the independence of its for-profit licensees from any single shareholder. These provisions include ownership limitations that prohibit institutional investors from owning 10% or more of the voting power of our outstanding securities and prohibit other investors from owning 5% or more of the voting power of our outstanding securities. The approximately 60% of our outstanding shares

currently owned by the Foundation are exempt from these limitations; however, at least 80% of our directors must be independent directors who are not affiliated or associated with the Foundation or any shareholder that owns our shares in excess of the ownership limits.

These provisions may make it more difficult for a third party to acquire us in a transaction that our board of directors has not negotiated or approved but in which our shareholders may receive a premium for their shares. Also, these provisions can deter a party from acquiring a significant ownership position in us prior to submitting an offer to our board of directors, and, as a result, our common stock may trade at lower prices relative to other companies that do not have similar ownership limitations in their charter documents.

In addition, Wisconsin insurance law prohibits any person from acquiring control of us, and thus indirect control of our insurance subsidiaries, without the prior approval of the OCI. Any purchaser of 10% or more of the voting securities of a corporation is presumed to have acquired control of the corporation unless the OCI determines otherwise. Therefore, even if the provisions of our Amended and Restated Articles of Incorporation and Bylaws described above were amended, repealed or held to be unenforceable, any person wishing to acquire control of us or of any substantial portion of our outstanding shares, with or without the approval of our board of directors or shareholders, would first be required to obtain the approval of the OCI.

If a non-Blue entity were to acquire Cobalt, our license with the Association could be terminated. If terminated, Cobalt would have to pay a fee equal to $25 multiplied by the number of our members receiving products or services sold or administered under the Blue Cross or Blue Shield names or service marks. The fee would be reduced to the extent the payment of the fee would cause us to fall below certain capital requirements established by the Association.

Registration rights of the Foundation and the oversight of the OCI may inhibit our ability to raise funds through equity offerings. We may desire the flexibility to raise funds quickly by selling our common stock in the equity markets for general corporate purposes or to take advantage of acquisition and other investment opportunities that may arise in the future. The Registration Rights Agreement that we entered into with the Foundation in the Combination could limit or make more difficult our ability to raise funds through equity offerings.

In addition, under the OCI order issued in connection with the Combination, we are required to obtain the approval of the OCI prior to any issuance of our common stock. This approval is required until the OCI determines that its oversight is no longer necessary to protect the Foundation against improper dilution of its equity interest.

Our failure to raise additional equity capital when required could:

- restrict our future growth, both internally and through acquisitions;
- inhibit our ability to invest in technology and other products and services that we may need;
- adversely affect our ability to compete in the markets we serve; and
- restrict the availability of capital for our subsidiaries.

Our directors are generally able to control the outcome of matters, other than change of control proposals, that are submitted to our shareholders for a vote as long as the Foundation beneficially owns a substantial percentage of the outstanding shares of our common stock. As of February 28, 2003, the Foundation beneficially owns approximately 60% of the outstanding shares of our common stock. The Foundation has placed all of its shares in a voting trust for a trustee to vote and dispose of under the terms of the Voting Trust and Divestiture Agreement.

The trustee of the voting trust must, as a general matter, vote all of the Foundation's shares held in the voting trust as directed by a majority of our independent directors and a majority of all of our directors on all proposals or matters that may come before our shareholders, except for matters relating to proposed combination and sale transactions if our shareholders will not own a majority of the shares of the resulting company. Thus, except for votes relating to business combination or sale transactions, so long as the Foundation beneficially owns a number of shares sufficient to control the outcome of a shareholder vote and more than 20% of our outstanding shares, our board of directors will be able to control the outcome of most matters brought before our shareholders for a vote. In addition, so long as the Foundation beneficially owns more than 20% of our outstanding shares, any amendment to the Articles of Incorporation or Bylaws requires approval by the OCI.

In any election of directors, the trustee of the voting trust must vote the Foundation's shares in favor of each nominee approved by a majority of our directors who are deemed to be "independent" under the Association's standards and a majority of all of our directors. As a result, our directors will likely be able to ensure their re-election and designate their successors for as long as the Foundation owns a substantial number of shares of our common stock.

We will not be able to sell or merge without the approval of the Foundation as long as the Foundation beneficially owns 50% or more of the outstanding shares of our common stock. Any acquisition of Cobalt will require the approval of our board of directors and the holders of a majority of the shares of our common stock. As long as the Foundation beneficially owns more than 50% of our common stock, it will be able, by itself, to block any such proposed transaction even if our board of directors and other shareholders would otherwise favor the transaction. In addition, for so long as the Foundation beneficially owns at least 20% of our outstanding shares, we must consult with the Foundation prior to soliciting, or upon receiving, a business combination proposal which, if consummated, would result in our then existing shareholders owning less than a majority of the outstanding shares of the resulting company. The Foundation is expected to vote its shares of our common stock on proposed merger and sale transactions based upon its best interests. The interests of the Foundation in a merger or sale transaction may be different from the interests of other shareholders.

Trading volume for our common stock has been limited, and significant sales of our common stock by the Foundation, or the expectation of these sales, could cause our stock price to fall. From the completion of the Combination on March 23, 2001 through December 31, 2002, the average daily trading volume of our common stock was 51,735 shares per day. Given the limited trading volume of our common stock, significant sales of our common stock by the Foundation, or the expectation of these sales, could cause our stock price to fall.

The Foundation is obligated to reduce its ownership of our common stock to 50% of the outstanding shares by March 23, 2004 and to 20% by March 23, 2006. If the Foundation fails to meet its divestiture requirements, we are entitled to arrange for the sale of the Foundation's shares. The Foundation has the right to require us to periodically file registration statements covering sales of stock by the Foundation.

Our stock and the stocks of other companies in the health care industry are subject to stock price and trading volume volatility. From time to time, the stock price and the number of shares traded of companies in the health care industry experience periods of significant volatility. Company-specific issues and developments generally in the health care industry and in the regulatory environment may cause this volatility. Our stock price may fluctuate in response to a number of events and factors, including:

- quarterly variations in operating results;
- changes in financial estimates and recommendations by securities analysts;
- operating and stock price performance of other companies that investors may deem comparable;
- press releases or publicity relating to us or our competitors or relating to trends in our markets;
- acquisitions and financings in our industry; and
- sales of stock by insiders.

CAUTIONARY STATEMENT

This report and other documents or oral presentations prepared or delivered by and on behalf of the Company contain or may contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements based upon management's expectations at the time such statements are made and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on the forward-looking statements. When used in written documents or oral presentations, the terms "anticipate," "believe," "estimate," "expect," "forecast," "objective," "plan," "possible," "potential," "project," and similar expressions are intended to identify forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Because of our investment policies, the primary market risks associated with our portfolio are interest rate risk, credit risk, and the risk related to fluctuations in equity prices. With respect to interest rate risk, a reasonably near-term rise in interest rates could negatively affect the fair value of our bond portfolio. However, because we consider it unlikely that we would need or choose to substantially liquidate our portfolio, we believe that such an increase in interest rates would not have a material impact on future earnings or cash flows. In addition, we are exposed to the risk of loss related to changes in credit spreads. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception may affect the value of financial instruments.

The overall goal of the investment portfolio is to support our ongoing operations. Our philosophy is to manage assets to maximize total return over a multiple-year time horizon, subject to appropriate levels of risk. We manage these risks by establishing gain and loss tolerances, targeting asset-class allocations, diversifying among asset classes and segments within various asset classes, and using performance measurement and reporting.

We use a sensitivity model to assess the interest rate risk of our fixed income investments. The model includes all fixed income securities and incorporates assumptions regarding the impact of changing interest rates on expected cash flows for certain financial assets with prepayment features, such as callable bonds and mortgage-backed securities. The reduction in the fair value of Cobalt's modeled financial assets resulting from a hypothetical instantaneous 100 basis point increase in the U.S. Treasury yield curve is estimated at $13.3 million as of December 31, 2002.

CONSOLIDATED BALANCE SHEETS

December 31,	2002	2001
(In thousands)		
Assets		
Current assets:		
Cash and cash equivalents	$ 49,710	$ 51,669
Investments—available-for-sale, at fair value	373,870	180,692
Due from affiliates	—	5,091
Premium receivables (net of allowances of $1,437 and $2,371)	40,971	33,486
Due from clinics and providers (net of allowances of $6,693 and $9,124)	3,750	11,922
Other receivables (net of allowances of $2,997 and $3,715)	49,417	49,138
Prepaid expenses and other current assets	35,805	30,150
Total current assets	553,523	362,148
Noncurrent assets:		
Investments—held-to-maturity, at amortized cost	12,780	11,007
Investment in affiliates	50	79,466
Property and equipment, net	34,167	31,411
Goodwill, net	102,908	92,066
Prepaid pension	66,142	53,837
Deferred income taxes	33,528	29,385
Reinsurance recoverables	48,237	34,961
Other noncurrent assets	18,564	13,724
Assets from discontinued operations	—	19,317
Total assets	$869,899	$727,322

(continued)

Cobalt Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(continued)

December 31,	2002	2001
(In thousands)		
Liabilities and Shareholders' Equity		
Current liabilities:		
Medical and other benefits payable	$198,101	$220,038
Advance premiums	92,277	88,495
Due to affiliates	35	59
Payables and accrued expenses	74,641	49,582
Short-term debt	12,451	12,369
Other current liabilities	35,465	29,521
Total current liabilities	412,970	400,064
Noncurrent liabilities:		
Other benefits payable	56,777	47,282
Deferred income taxes	36,142	29,259
Postretirement benefits other than pension	18,042	18,005
Long-term debt	25,000	3,000
Other noncurrent liabilities	18,449	16,421
Liabilities from discontinued operations	—	5,069
Total liabilities	567,380	519,100
Shareholders' equity:		
Preferred stock (no par value, 1,000,000 shares authorized)	—	—
Common stock (see Note 15)	261,482	249,566
Retained earnings (deficit)	33,280	(41,979)
Accumulated other comprehensive income	7,757	635
Total shareholders' equity	302,519	208,222
Total liabilities and shareholders' equity	$869,899	$727,322

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2002	2001	2000
(In thousands, except share data)			
Revenues:			
Premium	$1,373,760	$1,255,391	$538,080
Government services	111,719	117,192	70,305
Other	48,167	40,655	24,715
Total health services revenue	1,533,646	1,413,238	633,100
Investment income, net	14,845	11,637	10,092
Net realized investment gains (losses)	(1,141)	845	(509)
Total revenues	1,547,350	1,425,720	642,683
Expenses:			
Medical and other benefits	1,166,671	1,119,218	497,822
Selling, general, administrative and other	323,239	303,208	176,878
Interest	675	561	300
Amortization of goodwill	—	5,136	622
Total expenses	1,490,585	1,428,123	675,622
Operating income (loss) from continuing operations	56,765	(2,403)	(32,939)
Income tax (expense) benefit	(7,304)	1,871	(548)
Income (loss) from investment in affiliates, net of tax	15,556	(22,724)	(6,526)
Income (loss) from continuing operations	65,017	(23,256)	(40,013)
Income (loss) from discontinued operations, net of tax	(680)	951	—
Gain on sale of discontinued operations, net of tax expense of $1,127	9,618	—	—
Net income (loss)	$ 73,955	$ (22,305)	$ (40,013)
Weighted average common shares	41,093,967	38,434,459	
Diluted weighted average common shares	42,229,727	38,434,459	
Earnings (loss) per common share:			
Basic EPS from continuing operations	$ 1.58	$ (0.61)	
Basic EPS from discontinued operations	0.22	0.03	
Total basic EPS	$ 1.80	$ (0.58)	
Diluted EPS from continuing operations	$ 1.54	$ (0.61)	
Diluted EPS from discontinued operations	0.21	0.03	
Total diluted EPS	$ 1.75	$ (0.58)	

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock					
	Common Shares Outstanding	Common Stock	Retained Earnings (Deficit)	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(In thousands, except share data)						
Balance at January 1, 2000	—	$ —	$ 206,315		$(6,206)	$200,109
Net loss	—	—	(40,013)	$(40,013)	—	(40,013)
Change in unrealized gains/losses on investments, net of tax	—	—	—	4,242	4,242	4,242
Change in ownership of affiliates	—	—	4,605	—	—	4,605
Comprehensive loss				$(35,771)		
Balance at December 31, 2000	—	—	170,907		(1,964)	168,943
Net loss	—	—	(22,305)	$(22,305)	—	(22,305)
Change in unrealized gains/losses on investments, net of tax	—	—	—	2,599	2,599	2,599
Capitalization of Wisconsin United for Health Foundation, Inc.	31,313,390	192,577	(192,577)	—	—	—
Issuance of common stock—acquisition	9,096,303	55,938	—	—	—	55,938
Issuance of common stock—options exercised	11,250	51	—	—	—	51
Issuance of common stock—401(k)	172,100	1,000	—	—	—	1,000
Change in ownership of affiliates	—	—	1,402	—	—	1,402
Conversion of SAR to options	—	—	594	—	—	594
Comprehensive loss				$(19,706)		
Balance at December 31, 2001	40,593,043	249,566	(41,979)		635	208,222
Net income	—	—	73,955	$ 73,955	—	73,955
Change in unrealized gains/losses on investments, net of tax	—	—	—	7,462	7,462	7,462
Minimum liability SERP, net of tax	—	—	—	(340)	(340)	(340)
Issuance of common stock—options exercised	986,661	7,313	—	—	—	7,313
Tax benefit from stock options exercised	—	3,975	—	—	—	3,975
Issuance of common stock—401(k)	64,880	450	—	—	—	450
Change in ownership of affiliates	—	—	1,304	—	—	1,304
Stock option amortization	—	178	—	—	—	178
Comprehensive income				$ 81,077		
Balance at December 31, 2002	41,644,584	$261,482	$ 33,280		$ 7,757	$302,519

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2002	2001	2000
(In thousands)			
Operating activities			
Income (loss) from continuing operations	$ 65,017	$ (23,256)	$(40,013)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	11,629	16,840	8,669
Premium deficiency reserve—Medicare+Choice	—	(3,617)	3,617
Write-off of deferred acquisition costs—Medicare+Choice	—	—	2,434
Write-off of computer equipment and software	(880)	(329)	(223)
(Income) loss from investment in affiliates, net of tax	(15,556)	22,724	6,526
Realized investment (gains) losses, net	1,141	(845)	509
Deferred income tax expense (benefit)	(506)	358	548
Changes in operating accounts, net of discontinued operations, acquisitions and Combination related activity:			
Premium receivables	2,741	14,051	(509)
Other receivables	348	(1,522)	(5,943)
Due from clinics and providers	8,172	5,302	(610)
Medical and other benefits payable	(12,442)	1,888	25,162
Advance premiums	3,782	(2,229)	9,598
Due to/from affiliates, net	(2,643)	(9,494)	(1,612)
Other, net	(5,189)	(8,736)	147
Net cash provided by continuing operations	55,614	11,135	8,300

(continued)

Cobalt Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

Year Ended December 31,	2002	2001	2000
(In thousands)			
Investing activities			
Acquisitions and Combination activity	(13,128)	48,843	(1,013)
Proceeds from sale of investment in affiliate	68,636	—	—
Proceeds from sale of discontinued operations	17,000	—	—
Purchases of available-for-sale investments	(248,914)	(155,701)	(8,553)
Purchases of held-to-maturity investments	(7,379)	(1,488)	—
Proceeds from maturity of held-to-maturity investments	5,480	325	655
Proceeds from sale and maturity of available-for-sale investments	100,828	146,418	26,261
Additions to property and equipment, net	(10,842)	(5,631)	(8,116)
Dividend from unconsolidated affiliate	552	—	—
Net cash (used in) provided by investing activities	(87,767)	32,766	9,234
Financing activities			
Proceeds from issuance of common stock	7,763	1,030	—
Net borrowings (repayments) of debt	22,082	5,463	(11,175)
Net cash provided by (used in) financing activities	29,845	6,493	(11,175)
Discontinued Operations			
Net cash provided by (used in) discontinued operations	349	(30)	—
Cash and cash equivalents			
Increase (decrease) during year	(1,959)	50,364	6,359
Balance at beginning of year	51,669	1,305	(5,054)
Balance at end of year	$ 49,710	$ 51,669	$ 1,305

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, ACCOUNTING FOR CONVERSION AND COMBINATION, AND BASIS OF PRESENTATION

Cobalt Corporation ("Cobalt" or the "Company") (formerly known as United Wisconsin Services, Inc. ("UWS")) was created as a result of the combination of UWS and Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") on March 23, 2001 (the "Combination"). On that date, BCBSUW converted from a service insurance corporation to a shareholder owned corporation. Upon conversion, BCBSUW became a wholly-owned subsidiary of UWS through a combination of the two companies. At the time of the conversion and combination, BCBSUW owned 7,949,904 shares representing approximately 46.6% of UWS' outstanding common stock. In exchange for the ownership of BCBSUW, Cobalt issued 31,313,390 shares of newly issued Company common stock to the Wisconsin United for Health Foundation, Inc. (the "Foundation"). The Foundation was established for the sole purpose of benefiting public health in Wisconsin from its earnings in the investment in Cobalt. As of December 31, 2002, the Foundation owned 75.2% of the total outstanding Company common stock (see Note 14, "Stock Offerings").

The Combination was accounted for as a purchase by BCBSUW of the remaining 9,096,303 shares of UWS that it did not already own at a market price of $6.15 per share on the closing date. In accordance with accounting principles generally accepted in the United States ("GAAP"), goodwill was recorded representing the excess of the market price over the adjusted book value of UWS for the 53.4% of UWS that BCBSUW did not already own. Total goodwill recorded by Cobalt as a result of the Combination amounted to $65,577,000, of which $21,651,000 related to the recognition of a valuation allowance on the net deferred income tax assets recorded by UWS prior to the Combination.

For financial reporting purposes, the Combination was treated as a reverse purchase transaction, whereby BCBSUW became the acquirer and reporting entity for public company reporting. The consolidated statements of operations, cash flows, and changes in shareholders' equity and comprehensive income (loss) for the year ended December 31, 2001, reflect the operations of the combined UWS and BCBSUW entities effective March 31, 2001 with American Medical Security Group, Inc. ("AMSG") accounted for using the equity method. Prior to March 31, 2001, the consolidated financial statements include the operations of BCBSUW, its wholly-owned subsidiary, United Government Services, LLC ("UGS") and BCBSUW's investment in UWS and AMSG. During 2002, Government Health Services, LLC ("GHS") was formed to hold UGS and Trust Solutions, LLC ("TS").

The consolidated financial statements subsequent to the Combination include the accounts of the Company's wholly-owned insurance subsidiaries (BCBSUW, Compcare Health Services Insurance Corporation ("CompcareBlue"), Unity Health Plans Insurance Corporation ("Unity"), Valley Health Plan, Inc. ("Valley"), United Wisconsin Insurance Company ("UWIC"), and United Heartland Life Insurance Company ("UHLIC")) and other non-insurance subsidiaries (GHS, UGS, TS, Meridian Resource Company, LLC ("MRC"), Comprehensive Receivables Group, Inc. ("CRG"), United Wisconsin Proservices, Inc. ("Proservices"), and C.C. Holdings, LLC ("CC Holdings")) as continuing operations. All intracompany balances and transactions have been eliminated in consolidation.

The Company acquired all of the outstanding stock of Claim Management Services, Inc. ("CMSI"), a third-party administrator of self-funded employee benefit plans with annual revenue of approximately $22.0 million, on December 31, 2002 (see Note 23). The accompanying consolidated balance sheet includes the accounts of CMSI as of that date. Consolidated results of operations will include CMSI for periods subsequent to the acquisition date.

The Company offers full coverage, co-payment, preferred provider organization ("PPO"), and health maintenance organization ("HMO") products to groups, and offers Medicare supplement, indemnity, and HMO coverage options to individuals. The Company is also a leading provider of managed health care services and employee benefit products, HMO products, dental, life, disability and workers' compensation products, managed care consulting, electronic claim submission services, and receivables management services. UGS is a government contractor and processes Medicare claims for providers in all 50 states and is currently the largest Part A Medicare processor in the nation. TS provides integrity, consulting, and safeguard services in connection with publicly funded health programs.

Included are the pro forma (unaudited) consolidated statements of operations of the Company for the years ended December 31, 2001 and 2000, presented as if the Combination had occurred at the beginning of each year presented. Pro forma basic and diluted EPS calculations are based on the pro forma weighted average of the Company's outstanding common stock during the period presented.

PRO FORMA (UNAUDITED) STATEMENTS OF OPERATIONS

Year Ended December 31,	2001	2000
(In thousands, except share data)		
Revenues:		
Health services revenue:		
Premium	$1,472,238	$1,283,237
Government services	117,192	70,305
Other	45,290	41,778
Investment income, net	12,810	13,642
Net realized investment gains (losses)	1,091	(1,434)
Total revenues	1,648,621	1,407,528
Expenses:		
Medical and other benefits	1,311,185	1,188,525
Selling, general, administrative and other	331,615	279,478
Interest	744	1,306
Amortization of goodwill	6,470	5,464
Total expenses	1,650,014	1,474,773
Operating loss from continuing operations	(1,393)	(67,245)
Income tax benefit	1,574	677
Income (loss) from investment in affiliates, net of tax	(23,158)	766
Loss from continuing operations, net of tax	(22,977)	(65,802)
Income from discontinued operations, net of tax	1,122	1,578
Pro forma net loss	$ (21,855)	$ (64,224)
Weighted average common shares	40,453,690	40,412,393
Diluted weighted average common shares	40,453,690	40,412,393
Pro forma basic and diluted earnings (loss) per common share:		
Continuing operations	$ (0.56)	$ (1.63)
Discontinued operations	0.02	0.04
Total pro forma basic and diluted EPS	$ (0.54)	$ (1.59)

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents The Company actively manages its cash and cash equivalents position to maintain optimal asset levels. Cash and cash equivalents include operating cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates fair value.

Investments Investments are classified as either held-to-maturity or available-for-sale. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. All other investments are classified as available-for-sale and are stated at estimated fair value based on quoted market prices. The net unrealized gain or loss on investment securities classified as available-for-sale, net of deferred income taxes, is included in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses from the sale of available-for-sale securities are calculated using the first-in, first-out basis. Included in investments classified as available-for-sale at December 31, 2002 are convertible debentures and convertible preferred stock. No convertible securities were held at December 31, 2001. The convertible securities are considered hybrid instruments, and the Company separately accounts for the derivatives embedded therein. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities," the embedded derivatives are reflected in the accompanying consolidated balance sheets at fair value, and changes in fair value are recognized currently as realized investment gains (losses).

Investments in affiliates in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method.

When the fair value of an investment is lower than its cost and such decline is determined to be other-than-temporary, the carrying value of the investment is written down to fair value and the write-down is recorded as a realized loss.

Receivables Receivables, consisting of premium receivables, due from clinics and providers, and other receivables, are stated at net realizable value, net of allowances for uncollectible amounts, based upon historical collection trends and management's best estimate of the ultimate collectibility.

Property and Equipment Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 3 years for computer equipment and software, 5 to 10 years for furniture and other equipment, 30 years for land improvements, and 10 to 40 years for buildings and building improvements. Any gain or loss realized upon retirement or disposal is reflected in selling, general, administrative, and other expenses in the Company's consolidated statement of operations. On an ongoing basis, the Company reviews events or changes in circumstances that may indicate that the carrying value of an asset may not be recoverable.

Goodwill The Company's goodwill represents the excess of the market value over the adjusted book value for UWS common stock acquired by BCBSUW and the excess of cost over the fair value of other businesses acquired. Beginning January 1, 2002 with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, and is tested for impairment annually. Prior to January 1, 2002, goodwill was amortized using the straight-line method over its estimated life of 16 years.

Deferred Acquisition Costs Certain costs of acquiring new insurance policies for workers' compensation and certain individual health products have been deferred. Deferred acquisition costs of $16,280,000 and $9,488,000 at December 31, 2002 and 2001, respectively, are included in other current and noncurrent assets and are being amortized over the estimated premium-paying periods of the related policies. Acquisition costs of $10,862,000, $4,467,000, and $2,661,000 were capitalized in 2002, 2001, and 2000, respectively. Deferred acquisition costs of $4,070,000, $3,384,000, and $2,289,000 were amortized during 2002, 2001, and 2000, respectively.

In addition to the amortization above, during 2000 the Company wrote-off $2,434,000 of deferred acquisition costs associated with the Medicare+Choice line of business.

Medical and Other Benefits The Company contracts with various health care providers for the provision of certain medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Medical and other benefits expense also consists of capitation expenses, health and disability benefit claims, and life insurance benefits. Medical and other benefits payables consist primarily of loss reserves established for reported and unreported claims and accrued capitation fees and adjustments, which are unpaid as of the balance sheet date, under a complex estimation process utilizing company-specific, industry-wide, and general economic information and data. The estimation process also involves continuous monitoring and evaluation of the submission, adjudication, and payment cycles of claims. The Company estimates ultimate claims based upon historical experience and other available information as well as assumptions about emerging trends, which vary by class of business. Significant assumptions used in the estimation process include trends in loss costs and changes in member demographics, utilization, provider contract terms and reimbursement strategies, frequency and severity of claims incurred, known and adjudicated claims, changes in the timing of the reporting of losses, and expected costs to settle unpaid claims.

Due to the numerous factors influencing this liability, the Company develops a series of estimates based upon generally accepted actuarial projection methodologies using various scenarios with respect to claim submission and payment patterns and cost trends. The Company's policy is to record management's best estimate of medical and other benefits payable that adequately provides for future payments of claims incurred but not paid under moderately adverse conditions. Deviations (positive or negative) between actual experience and estimates used to establish the liability are recorded in the period of claim payment. The Company continually monitors the reasonableness of the assumptions and judgments used in prior estimates by comparison with actual claim patterns and considers this information in future estimates.

Medical and other benefits paid can also be significantly impacted by the outcomes from court decisions, interpretations by regulatory authorities, and legislative changes involving healthcare matters. As a result, amounts ultimately paid may differ from initial estimates that did not consider such outcomes.

The Company's year-end medical and other benefits payable are substantially satisfied through claim payments in the subsequent year. Any adjustments to prior period estimates are reflected in the current period. Capitation represents fixed payments on a per member per month basis to participating physicians, dentists, other medical specialists, and hospital systems as compensation for providing comprehensive health or dental care services. The portion of medical and other benefits payable pertaining to long-term disability, workers' compensation, and certain life insurance products, which is estimated to be paid more than one year from the balance sheet date, is included as other benefits payable on the accompanying consolidated balance sheets.

The Company records a liability for future policy benefits relating to certain individual product contracts when premium revenue is recognized. As of December 31, 2002, approximately $2.0 million of such reserves were recorded and are included in Medical and Other Benefits Payable in the accompanying consolidated balance sheets.

Premium Deficiency Reserves Premium deficiency reserves ("PDR") are recognized when it is probable that the future costs associated with a group of existing contracts will exceed the anticipated future premiums on those contracts. For purposes of determining whether a premium deficiency exists, contracts are grouped in a manner consistent with the Company's method of acquiring, servicing, and measuring profitability of such contracts. The Company calculates expected PDR based on budgeted revenues and applicable expenses excluding investment income.

As a result of management's assessment of the profitability of its Medicare+Choice line of business, the Company recorded a provision of $3,617,000 in 2000 for probable future losses (premium deficiency). Effective January 1, 2002, the Company exited this business, therefore no PDR was needed as of December 31, 2001 or thereafter.

Reinsurance Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The ceding company is contingently liable on reinsurance ceded in the event that the reinsurers do not meet their contractual obligations.

Employment Benefit Plans The Company has two defined benefit pension plans covering a majority of its work force. The plans provide pension payments based primarily on years of service and employee compensation. Pension costs are accrued in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and are funded based on the minimum contribution requirements of the Employee Retirement Income Security Act of 1974. The actuarial cost method used is the projected unit credit method.

The Company provides certain health and life insurance benefits to retired employees. These benefits are accrued in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

Revenue Recognition Health services premiums are recognized as revenue in the period in which enrollees are entitled to care. Managed care consulting revenues are generally recognized when services are rendered. Case management revenues are recognized when services are billed. Receivables management revenues are recognized when cash is received.

As a fiscal intermediary for Medicare, the Company is reimbursed for administrative costs incurred in providing this service. In addition, the Company also administers various uninsured programs sponsored by federal and certain state governments (including State of Wisconsin Medicaid as a subcontractor) and private corporations, for which the Company receives administrative fees. These revenues are recognized as the services are performed.

Retrospective premium adjustments are recognized for certain groups for which actual claims experience differs from that which was anticipated when the related premium rates were established. Financial arrangements vary based upon the group and line of insurance involved. The amount of premium that was subject to retrospective premium adjustments in 2002, 2001, and 2000, was $17,483,000, $14,365,000, and $16,441,000, respectively.

Premiums are typically billed to insureds in advance of the respective coverage periods and are included in premium receivable upon the effective date of coverage. Premiums received from insureds but not yet earned under the policy are recorded as advance premiums and earned pro-rata throughout the policy period.

Income Taxes In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded on deferred tax assets when management determines that it is "more likely than not" that the tax benefits will not be realized.

Self-funded Business Administrative expenses include costs associated with maintenance of membership records, claim processing and payment, coordination of benefits, billing/cash collection, and other services on self-funded business. In addition, administrative expenses include amounts incurred in conjunction with the BlueCard PPO program administered by the Company. The Company is reimbursed for claims paid and a fee is received for the administrative costs associated with providing these services. Under the BlueCard PPO program, the Company does not maintain membership but receives an administrative fee and percentage of discounts for members from other Blue plans that access medical care in Wisconsin. Benefits paid on self-funded programs were $697,691,000, $561,194,000, and $522,566,000 in 2002, 2001, and 2000, respectively, and are excluded from the accompanying consolidated statements of operations. Administrative fees received, related to these programs, totaled $30,638,000, $28,067,000, and $24,716,000 in 2002, 2001, and 2000, respectively, and are included in other revenue in the accompanying consolidated statements of operations.

Risks and Uncertainties The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could affect the medical cost ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters, and malpractice litigation, are beyond any health plan's control and could affect the Company's ability to accurately predict and effectively manage health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

Regulatory initiatives undertaken at the state or federal level to reform the health care industry and/or to reduce the escalation in health care costs or to make health care more accessible, could adversely affect the Company's profitability.

Earnings Per Share Basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of stock options. Stock options are not considered in the calculation of EPS in loss years because their inclusion would have an antidilutive effect. The 7,949,904 shares of Cobalt Corporation common stock owned by BCBSUW are accounted for as if they were treasury stock, and are not included in the calculation of outstanding shares. EPS for the year ended December 31, 2001 was calculated based on 38,434,459 weighted average shares outstanding, which assumes that the 31,313,390 of newly issued shares to the Foundation were outstanding for the entire three months ended March 31, 2001. EPS was not presented for the year ended December 31, 2000 because the Company was a service insurance corporation.

Year Ended December 31,	2002	2001	2000
(In thousands, except share and per share data)			
Income (loss) from continuing operations	$65,017	$(23,256)	$(40,013)
Income from discontinued operations	8,938	951	—
Net income (loss)	$73,955	$(22,305)	$(40,013)
Denominator:			
Denominator for basic EPS-weighted average shares	41,093,967	38,434,459	
Effect of dilutive securities-employee stock options	1,135,760	—	
Denominator for diluted EPS	42,229,727	38,434,459	
Earnings (loss) per common share:			
Basic EPS from continuing operations	$ 1.58	$ (0.61)	
Basic EPS from discontinued operations	0.22	0.03	
Total basic EPS	$ 1.80	$ (0.58)	
Diluted EPS from continuing operations	$ 1.54	$ (0.61)	
Diluted EPS from discontinued operations	0.21	0.03	
Total diluted EPS	$ 1.75	$ (0.58)	

Stock-Based Compensation At December 31, 2002, the Company had a stock option plan as described in Note 18. SFAS No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards of stock-based compensation plans. SFAS No. 123 allows two alternative accounting methods: (1) a fair value based method, or (2) an intrinsic value based method which is prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company has elected to account for its stock-based incentive plans and awards under APB No. 25, and has adopted the disclosure requirements of SFAS No. 123, as amended. Under APB No. 25, no stock-based employee compensation cost is reflected in net income to the extent that stock options granted have an exercise price equal to the market value of the underlying common stock on the date of the grant and no modifications are made to option terms subsequent to their grant date.

The following table illustrates the effect on net income and earnings (loss) per share as if the Company had applied the fair value expense recognition provisions of SFAS No. 123.

Year ended December 31,	2002	2001
(In thousands, except per share data)		
Net income (loss) as reported	$73,955	$(22,305)
Less pro forma stock-based compensation expense determined under fair value based method, net of tax	(2,004)	(265)
Pro forma net income (loss)	$71,951	$(22,570)
Basic earnings (loss) per share:		
Continuing operations, as reported	$ 1.58	$ (0.61)
Continuing operations, pro forma	1.53	(0.62)
Discontinued operations, as reported	0.22	0.03
Discontinued operations, pro forma	0.22	0.03
Diluted earnings (loss) per share:		
Continuing operations, as reported	1.54	(0.61)
Continuing operations, pro forma	1.51	(0.62)
Discontinued operations, as reported	0.21	0.03
Discontinued operations, pro forma	0.21	0.03

As calculated using the Black-Scholes model, the weighted average fair value of granted options, in which the exercise price equaled the market price on the date of the grant, was $6.88 per share for 2002 and $3.69 for 2001. Prior to the Combination, the Company had no stock-based compensation programs other than a stock appreciation rights ("SAR") plan (see Note 18). Thus, pro forma information has not been presented for the year ended December 31, 2000.

Year Ended December 31,	2002	2001
Assumptions:		
Risk-free interest rate	5.22%	5.44%
Dividend yield	0.42%	0.67%
Volatility factor	0.57	0.55
Weighted average expected life	6 years	6 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Use of Estimates The accompanying consolidated financial statements have been prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include medical and other benefits payable, carrying value of investments, fair value of goodwill and intangible assets, tax assets and liabilities, litigation and settlement costs, and allowance for doubtful accounts. Actual results could differ from those estimates.

Recent Accounting Pronouncements In June of 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting costs associated with exit or disposal activities and generally requires costs to be recognized when a liability is incurred. The Company intends to adopt the provisions of SFAS No. 146 for all exit or disposal activities that are initiated after December 31, 2002 in accordance with this statement. For exit and disposal activities initiated prior to December 31, 2002, the Company followed existing accounting guidance contained in Emerging Issues Task Force ("EITF"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," under which costs are recognized at the date the entity commits to an exit plan.

In December of 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends certain disclosure requirements of SFAS No. 123. The Company has complied with the revised disclosure requirements in these notes to consolidated financial statements and does not intend to change to a fair value based method of accounting for stock options at this time.

Reclassifications Certain reclassifications have been made to the consolidated financial statements for 2001 and 2000 to conform to the 2002 presentation including reporting of discontinued operations (see Note 21).

3. MEDICAL AND OTHER BENEFITS PAYABLE

The components of the change in medical and other benefits payable, net of reinsurance, are as follows:

Year Ended December 31,	2002	2001	2000
(In thousands)			
Net medical and other benefits payable at beginning of year	$ 238,326	$ 104,415	$ 75,637
Net medical and other benefits payable assumed from UWS through the Combination	—	141,617	—
Components of medical and other benefits expense:			
Estimated costs incurred—current year	1,189,573	1,129,768	505,597
Changes in prior year estimates	(22,902)	(10,550)	(7,775)
Medical and other benefits expense	1,166,671	1,119,218	497,822
Payments related to:			
Current year	1,011,959	943,887	411,973
Prior years	173,478	183,037	57,071
Total paid	1,185,437	1,126,924	469,044
Net medical and other benefits payable at end of year	$ 219,560	$ 238,326	$104,415

The net medical and other benefits payable above excludes reinsured reserves of $35,318,000 and $28,994,000 as of December 31, 2002 and 2001, respectively. There were no reinsured reserve balances as of December 31, 2000. Reinsured reserves are classified as assets in the accompanying consolidated balance sheets. Changes in prior year estimates and payments related to prior years in the 2001 column in the above table include amounts relating to claims incurred prior to 2001 for BCBSUW and claims incurred prior to March 31, 2001 for the former UWS companies. Net medical and other benefits payable at December 31, 2002 and 2001 include discounted reserves, net of reinsurance, of $13,895,000 and $11,865,000, respectively (net of discount of $4,791,000 and $4,295,000, respectively) for disability and waiver of premiums claims. These reserves were discounted using a weighted average discount rate of 6.5% and 6.9% for 2002 and 2001, respectively.

Subsequent to September 11, 2001, the Company observed significant variability in its claims patterns. Experience for claims incurred appeared to be artificially low, and the Company attributed a portion of this variability to an estimated increase in lag times between the dates claims were incurred and submitted to the Company. In addition, the Company anticipated increased utilization relating to business it was exiting at the end of 2001, including certain CompcareBlue groups and Medicare+Choice. The Company's ultimate experience relating to these matters was more favorable than estimated.

The Company's December 31, 2000 loss reserves contemplated, among other estimates, continued deterioration in claim experience on Medicare+Choice consistent with that experienced earlier in the year. Actual claims paid were less than anticipated. The net medical and other benefits payable assumed from UWS during 2001 developed slightly unfavorably due to the transition of provider contracts from a capitated to fee for service basis.

During late 1999, the Company overestimated claim payment lag time in connection with a claim adjudication system conversion. This resulted in favorable development of December 31, 1999 estimated benefits payable.

4. INVESTMENTS

The amortized cost, gross unrealized gains (losses), and estimated fair values of investments are as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
At December 31, 2002:				
Available-for-sale:				
Fixed maturity:				
U.S. Treasury securities	$115,109	$ 5,180	$ (1)	$120,288
Foreign securities	9,961	707	(108)	10,560
Corporate debt securities	157,924	7,477	(1,661)	163,740
Mortgage-backed securities	41,849	1,377	(21)	43,205
	324,843	14,741	(1,791)	337,793
Equity securities:				
Embedded conversion options	1,479	—	—	1,479
Mutual funds—fixed income	10,919	184	—	11,103
Common and preferred stock	22,959	1,020	(484)	23,495
	35,357	1,204	(484)	36,077
	360,200	15,945	(2,275)	373,870
Held-to-maturity:				
U.S. Treasury securities	12,780	672	—	13,452
	$372,980	$16,617	$(2,275)	$387,322

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
At December 31, 2001:				
Available-for-sale:				
Fixed maturity:				
U.S. Treasury securities	$ 23,088	$ 193	$ (394)	$ 22,887
State and municipal securities	100	2	—	102
Foreign securities	7,336	135	(151)	7,320
Corporate debt securities	84,857	1,373	(771)	85,459
Mortgage-backed securities	51,818	426	(818)	51,426
	167,199	2,129	(2,134)	167,194
Equity securities:				
Mutual funds—fixed income	9,839	31	—	9,870
Common and preferred stock	3,760	11	(143)	3,628
	13,599	42	(143)	13,498
	180,798	2,171	(2,277)	180,692
Held-to-maturity:				
U.S. Treasury securities	11,007	392	(2)	11,397
	$191,805	$2,563	$(2,279)	$192,089

The amortized cost and estimated fair values of debt securities at December 31, 2002, by contractual maturity, are shown in the following tables. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(In thousands)	Amortized Cost	Estimated Fair Values
Available-for-sale:		
Due in one year or less	$ 12,631	$ 12,807
Due after one through five years	108,528	112,556
Due after five through ten years	90,901	95,310
Due after ten years	70,934	73,915
	282,994	294,588
Mortgage-backed securities	41,849	43,205
	$324,843	$337,793
Held-to-maturity:		
Due in one year or less	$ —	$ —
Due after one through five years	12,780	13,452
	$ 12,780	$ 13,452

BEST AVAILABLE COPY

Net investment income consists of the following:

Year ended December 31,	2002	2001	2000
(In thousands)			
Interest on fixed maturities	$13,725	$ 8,514	$ 2,729
Dividends on equity securities	674	474	775
Interest on cash equivalents and other investment income	1,323	1,628	100
Gross investment income	15,722	10,616	3,604
Investment expenses	(1,177)	(879)	(229)
Interest income from affiliates	—	1,273	5,494
Other investment income	300	627	1,223
Investment income, net	$14,845	$11,637	$10,092

Net realized investment gains and losses consist of the following:

Year ended December 31,	2002	2001	2000
(In thousands)			
Realized gains—available-for-sale securities	$ 4,866	$ 2,990	$ 638
Realized losses—available-for-sale securities	(2,813)	(2,145)	(1,147)
Realized losses—other than temporary impairment charges	(3,194)	—	—
Net realized investment gains (losses)	$ (1,141)	$ 845	$ (509)

Proceeds from sales of equity securities classified as available-for-sale during 2002, 2001, and 2000 were $17,920,000, $10,571,000, and $6,134,000, respectively. Proceeds from sales of fixed maturities classified as available-for-sale during 2002, 2001, and 2000, excluding maturities, were $81,092,000, $133,193,000, and $19,652,000, respectively.

Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed maturities classified as available-for-sale or cost for equity securities. A summary of the net change in unrealized gains/losses, less deferred income taxes, which is included in accumulated other comprehensive income (loss), is as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
Fixed maturities	$12,955	$ (11)	$ 1,577
Equity securities	821	(250)	(716)
Deferred income tax benefit (expense)	(5,454)	(77)	(302)
Unrealized gain (losses) of affiliates	(860)	2,937	3,683
	$ 7,462	$ 2,599	$ 4,242

At December 31, 2002, the insurance subsidiaries had debt securities on deposit with various state insurance departments with carrying values of approximately $12,780,000, which are classified as investments held-to-maturity in the accompanying consolidated balance sheets.

The Company participates in securities lending programs whereby blocks of securities, which are returnable to the Company on short-term notice and are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $80,987,000 and $11,269,000 and estimated fair value of $84,509,000 and $11,409,000 were on loan under the programs at December 31, 2002 and 2001, respectively.

5. INVESTMENT IN AFFILIATES

Investment in affiliates consisted of the following:

December 31,	2002	2001
(In thousands)		
AMSG	$ —	$78,554
Other	50	912
Total	$ 50	$79,466

Income (loss) from investment in affiliates, net of tax, consisted of the following:

Year ended December 31,	2002	2001	2000
(In thousands)			
Equity (loss) in earnings:			
AMSG	$ 3,857	$ 1,919	$ 1,078
UWS	—	433	(7,604)
Other	1,718	87	—
Other-than-temporary impairment charge—AMSG	—	(25,163)	—
Realized gain (loss) on sale of AMSG shares	9,981	—	—
Income (loss) from affiliates, net of tax	$15,556	$(22,724)	$ (6,526)

Investment in AMSG AMSG offers small group PPO and life products. The Company accounted for its investment in AMSG under the equity method of accounting through May 31, 2002. Because of decreased ownership and the fact that the Company no longer had the ability to exercise significant influence over AMSG, the equity method of accounting was discontinued subsequent to May 31, 2002 and the investment in AMSG was reclassified in the Company's consolidated balance sheets from investment in affiliates to investments available-for-sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

During 2002, the Company sold a total of 4,927,448 shares of AMSG (including 1,400,000 shares repurchased by AMSG), reducing its ownership to 1,382,077 shares, or 10.7%, at December 31, 2002, with a fair market value of $19,321,000 ($13.98 per share). The unrealized investment gain on these shares of $989,000 is included, net of tax, in accumulated other comprehensive income in shareholders' equity. On January 3, 2003, the Company sold its remaining investment in AMSG.

As noted above, income (loss) from investment in affiliates, net of tax, in the Company's consolidated statement of operations for the year ended December 31, 2002 included a gain of $9,981,000, net of tax expense of $1,109,000, resulting from the sale of 4,401,500 shares of AMSG during the first and second quarters of 2002. Also *included in income (loss) from investment in affiliates for the year ended December 31, 2001, is a loss of $25,163,000 relating to a write-down of the* Company's investment in AMSG to market value as of December 31, 2001. At December 31, 2001, the market value of AMSG stock was $12.45 per share. This write-down was deemed appropriate based on management's decision in December 2001 to no longer classify its investment in AMSG as a strategic long-term asset.

AMSG repurchased 1,400,000, 367,262, and 1,261,870 shares of its outstanding common stock for cash amounts of $18,130,000, $2,216,000, and $8,292,000 in 2002, 2001, and 2000, respectively. AMSG's repurchase of common stock from parties other than the Company increased the Company's percentage ownership of AMSG. Increases in the Company's share of net assets of AMSG resulting from these share repurchases are reported in the accompanying consolidated statements of changes in stockholders' equity and comprehensive income (loss) during periods in which the Company recorded its investment in AMSG under the equity method of accounting.

Summarized financial information for AMSG is as follows:

CONDENSED AMSG CONSOLIDATED BALANCE SHEET

(In thousands)	*December 31, 2001*
Total assets	$473,015
Total liabilities	$243,615
Shareholders' equity	229,400
Total liabilities and shareholders' equity	$473,015

Included in AMSG's total assets was $103,934,000 of goodwill and other intangible assets as of December 31, 2001.

Information for the six months ended June 30, 2002, as reported in the unaudited statements of operations included in AMSG's (NYSE: AMZ) report on Form 10-Q dated August 13, 2002, is presented below. The periods presented include the periods during which the Company recorded its investment in AMSG under the equity method of accounting.

CONDENSED AMSG CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30, 2002(1)	*Year Ended December 31,* 2001	2000
(In thousands)	*(unaudited)*		
Health services revenues:			
Premium revenues	$385,188	$838,672	$951,071
Other revenue	10,343	21,285	20,112
Investment results	7,785	16,664	18,682
Total revenues	403,316	876,621	989,865
Expenses:			
Medical and other benefits	260,991	601,942	724,613
Selling, general and administrative	123,052	257,742	251,767
Interest	957	2,877	3,584
Amortization of goodwill and intangibles	365	3,628	3,785
Total expenses	385,365	866,189	983,749
Pretax income	17,951	10,432	6,116
Income tax expense	(7,280)	(6,257)	(3,447)
Income before cumulative effect of a change in accounting principle	10,671	4,175	2,669
Cumulative effect of a change in accounting principle	(60,098)	—	—
Net income (loss)	$ (49,427)	$ 4,175	$ 2,669

(1) AMSG net income subsequent to May 31, 2002 is no longer reported under the equity method of accounting in the Company's statement of operations. Net income for the five months ended May 31, 2002 amounted to $9.1 million.

Investment in UWS The Company's investment in UWS through the Combination (see Note 1) was included in investment in affiliates. The Company owned approximately 46.6% of the total UWS shares outstanding as of December 31, 2000 and prior to the Combination.

Summarized financial information for UWS is as follows:

CONDENSED UWS CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Month Period Ended March 31, 2001	*Year Ended December 31,* 2000
(In thousands)		
Revenues:		
Health services revenues:		
Premium revenue	$219,164	$753,095
Other revenue	5,961	21,638
Investment results	2,757	8,119
Total revenues	227,882	782,852
Expenses:		
Medical and other benefits	194,207	697,871
Selling, general, administrative and other	29,810	107,945
Interest	1,521	6,500
Amortization of goodwill	190	470
Total expenses	225,728	812,786
Operating income (loss) from continuing operations	2,154	(29,934)
Income tax (expense) benefit	(1,395)	12,037
Loss from investment in affiliate, net of tax	—	(312)
Income (loss) from continuing operations	759	(18,209)
Income from discontinued operations, net of tax	171	1,781
Net income (loss)	$ 930	$ (16,428)

6. GOODWILL

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new statement, goodwill is no longer amortized but is subject to annual impairment tests. As of June 30, 2002, management completed the Company's initial annual impairment test and determined that no impairment of goodwill existed at that date. The Company updated its analysis and determined that no impairment existed at December 31, 2002. Total goodwill amortization on continuing operations was $5,136,000 and $622,000 for the years ended December 31, 2001 and 2000, respectively. Accumulated amortization was $7,455,000 at December 31, 2002 and 2001. On a pro forma basis (as if the Combination occurred at the beginning of the reporting period), goodwill amortization of $6,470,000 and $5,464,000 would have been recorded for the years ended December 31, 2001 and 2000, respectively.

During 2002, the Company recorded additional goodwill of $13,026,000 relating to the acquisition of CMSI (see Note 23). In addition, goodwill relating to the Combination was reduced by $2,175,000 relating to a corresponding decrease in a portion of the valuation allowance established against net deferred income tax assets recorded by UWS prior to the Combination.

The amount of goodwill recorded by the Company by segment as of December 31, 2002 was (in thousands):

Insured medical products	$ 63,090
Specialty managed care products and services	26,792
Government services	—
Self-funded products	13,026
Total	$102,908

There were no significant changes in the allocation of goodwill between segments during 2002.

The following table illustrates net income (loss) and net income (loss) per share adjusted to exclude the effects of goodwill amortization in accordance with SFAS No. 142:

Year ended December 31,	2001	2000
(In thousands, except per share data)		
Reported net loss	$(22,305)	$(40,013)
Add back: Goodwill amortization	5,136	622
Adjusted net loss	$(17,169)	$(39,391)
Basic and diluted earnings (loss) per common share:		
Reported EPS	$ (0.58)	
Goodwill amortization	0.13	
Adjusted EPS	$ (0.45)	

7. PROVIDER ARRANGEMENTS

The Company is a party to certain provider arrangements in conjunction with Unity and Valley, which include profit-sharing payments to certain providers and repurchase provisions. Management believes that control of Unity and Valley is not temporary because exercise of the repurchase options is not probable. Repurchase would not provide a substantial economic benefit to the option holders and would require regulatory approval pursuant to change of control regulations.

Under the terms of the Valley purchase and sale agreement, as amended, the seller retained an option to repurchase all of the capital stock of Valley as of December 31, 2005, at a price equal to Valley's net assets plus $400,000.

Pursuant to the terms of the Unity purchase agreements, as amended, the sellers retained options to repurchase the net assets of the acquired companies as of December 31, 2004. These agreements provide for an extension through December 31, 2009. One seller has the option to repurchase a portion of Unity's business for $500,000 plus the proportionate share of the net worth of such business less any unpaid amount of the maximum performance bonuses. The maximum performance bonuses are limited to $650,000 in total, of which $200,000 for 2002 has been accrued and $125,000 for 2001 has been paid. The other seller has the option to repurchase the remainder of the Unity business (as well as the legal entity) at a price equal to the net assets of such business.

Total revenues subject to repurchase options, pursuant to the various purchase agreements, were $289,259,000 for 2002. Profit sharing expenses related to these provider arrangements are calculated based on the profitability of the respective subsidiary and totaled $1,685,000 in 2002. Net income subject to repurchase options, pursuant to those provider arrangements, totaled $5,399,000 for 2002. Total assets and total net assets subject to repurchase options were $75,598,000 and $31,113,000, respectively, at December 31, 2002. The Company had no business subject to repurchase options for the periods prior to the Combination (see Note 1).

8. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation as follows:

December 31,	2002	2001
(In thousands)		
Land and land improvements	$ 1,658	$ 1,316
Building and building improvements	14,971	11,351
Computer equipment and software	53,393	48,875
Furniture and other equipment	24,846	21,646
	94,868	83,188
Less accumulated depreciation	(60,701)	(51,777)
	$ 34,167	$ 31,411

Depreciation expense related to property and equipment totaled $10,021,000, $9,800,000, and $6,278,000 in 2002, 2001, and 2000, respectively.

During 2002, 2001, and 2000, the Company reduced the carrying amount of certain computer software costs to net realizable value through a charge to income in the amount of $880,000, $329,000, and $223,000, respectively. This charge is included in selling, general, administrative, and other expense in the accompanying consolidated statements of operations and is reflected primarily in the Company's insured medical products and specialty managed care products and services segments.

9. REINSURANCE

Amounts assumed from and ceded to other insurance companies are summarized as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
Reinsurance assumed:			
Insurance premiums	$39,923	$20,438	$3,497
Medical and other benefits	25,530	13,889	2,543
Reinsurance ceded:			
Insurance premiums	$34,409	$17,649	$ 429
Medical and other benefits	20,429	12,933	116

Reinsurance contracts are accounted for in a manner consistent with the underlying business.

The Company has reinsurance recoverable amounts outstanding of $54,223,000 and $45,377,000 as of December 31, 2002 and 2001, respectively, included in other current assets and reinsurance recoverables in the accompanying consolidated balance sheets based on the expected settlements.

The Company employs quota share and excess of loss reinsurance with third-party reinsurers as follows:

Quota Share	Ceding Percentage
Workers' Compensation:	
Wisconsin	20% pre July 1, 2001, 35% effective July 1, 2001
Illinois	60%

Excess of Loss	Retention	
Workers' Compensation	$250,000	
Life	75,000	
Long-term disability	75,000	on claims incurred prior to October 1, 2001
	3,500	monthly benefit on claims incurred after October 1, 2001
Medical:		
Valley	150,000	
Unity	225,000	
CompcareBlue	400,000	
BCBSUW	500,000	

10. DEBT

Debt outstanding was as follows:

December 31,	2002	2001
(In thousands)		
Term note, due 2002	$ —	$ 7,500
Revolving credit agreement, due 2003-2005	29,950	—
Bank line of credit, due 2003	7,500	7,850
Accrued interest	1	19
Total debt	37,451	15,369
Less current portion	12,451	12,369
Long-term debt	$25,000	$ 3,000

On December 31, 2001, the Company originated a term business note ("term note") for the corporate holding company with a commercial bank for $7,500,000. The term note had an adjustable rate of interest with payment of principal and interest due February 15, 2002. The term note was extended and renegotiated, with payment of principal and interest due in quarterly installments beginning June 30, 2002 and ending June 30, 2003. Interest was calculated at a rate equal to the

London Interbank Offered Rate ("LIBOR") plus 1.5%, adjusted monthly. Interest expense recorded during 2002 on the term note was $152,000 at a weighted average interest rate of 3.36%. During 2002, the note was repaid in full by the Company.

During 2002, the Company entered into a three-year revolving credit arrangement ("revolver") with a commercial bank. This revolver provides for borrowings up to $30,000,000 by the Company with the availability declining to $25,000,000 after one year and to $15,000,000 after two years. The revolver is collateralized by the common stock of BCBSUW and CompcareBlue. The revolver bears interest at a rate of LIBOR plus 1.5% to 2.5% depending on the timing and amount of the borrowings. A commitment fee of 3/8% annually is payable quarterly on the unused portion of the revolver.

As of December 31, 2002, the outstanding balance on the revolver is $29,950,000 and bears interest at a rate of 3.94%. Funds drawn on the revolver during 2002 were used by Cobalt to repay certain intracompany balances and to repay the remaining balance of $6,000,000 due on the term note. Interest expense recorded during 2002 on the revolver was $396,000 at a weighted average interest rate of 4.30%. The current portion of the revolver ($4,950,000) has been classified as short-term debt in the accompanying consolidated balance sheets as of December 31, 2002, and the remaining $25,000,000 balance is classified as long-term debt.

Debt covenants under the revolver include compliance with a minimum tangible net worth, minimum debt-service/liquidity ratio, and risk-based capital ("RBC") requirements (see Note 15) on a quarterly basis. As of December 31, 2002, the Company is in compliance with the covenants of the revolver.

The Company also has a line-of-credit ("LOC") with a commercial bank, which permits aggregate borrowings among certain subsidiaries, excluding the corporate holding company, up to $20,000,000. The LOC has an adjustable rate with interest payments due monthly. The outstanding LOC balance was $7,500,000 and $7,850,000 as of December 31, 2002 and 2001, respectively. Interest expense on the LOC was $126,000, $560,000, and $300,000 in 2002, 2001, and 2000, respectively. The weighted average interest rate on the LOC was 3.89%, 3.90%, and 8.10% in 2002, 2001, and 2000, respectively.

The schedule of principal payments on debt is as follows (in thousands):

2003	$12,451
2004	10,000
2005	15,000
Thereafter	—
Total debt	37,451
Less—current portion	12,451
Long-term debt	$25,000

11. RELATED-PARTY TRANSACTIONS

During 1998, UWS entered into a $70,000,000 note obligation due to BCBSUW in connection with the spin-off in 1998 of AMSG's managed care companies and specialty business. UWS pledged the common stock of CompcareBlue as collateral for the note obligation. Interest was payable quarterly at a rate equal to 9.75% and 8.06% as of December 31, 2001 and 2000, respectively. The note was amended and the maturity date was extended to January 2, 2003 at an interest rate of 7.38% on February 14, 2002. In October 2002, the $70,000,000 obligation due BCBSUW was satisfied in full through the transfer to BCBSUW of all of the common stock of CompcareBlue.

As a result of the Combination, this intra-company note and related accrued interest is eliminated in the accompanying consolidated balance sheets as of December 31, 2001. Interest income received totaled $5,494,000 in 2000. Interest income of $1,339,000 received prior to Combination in 2001 is included in the

accompanying consolidated statement of operations. Interest income subsequent to March 31, 2001 has been eliminated in the accompanying consolidated statement of operations.

The Company and Health Care Service Corporation ("HCSC") (the parent corporation of BlueCross BlueShield of Illinois) each owned a 50% interest in United Heartland of Illinois, Inc. ("UHIL"), a managing general agent for workers' compensation business in Illinois. Premium receivable related to UHIL of $4,952,000 at December 31, 2001 is reported in Due from Affiliates in the accompanying consolidated balance sheets. Effective December 31, 2002, the Company acquired the remaining 50% interest in UHIL from HCSC in return for assuming certain lease obligations equal to the equity value of HCSC's interest in UHIL. UHIL was dissolved and its operations were combined with UWIC at that date.

12. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. Separate state income tax returns are filed by each subsidiary, except GHS and CC Holdings, which are limited liability companies and are included in their parent's state income tax filings.

The Company had net federal income tax receivables of $6,376,000 and $10,314,000 at December 31, 2002 and 2001, respectively, included in prepaid expenses and other current assets. These amounts include a payment of $11,576,000 made to the Internal Revenue Service ("IRS") to close the 1987 to 1992 tax years with respect to further audit assessments. The Company was not required to make this payment and is disputing the 1987 proposed tax adjustments on which the assessments were based. A motion for partial summary judgment has been filed with the U.S. Court of Federal Claims, and the Company expects to prevail in this matter.

As of December 31, 2002, the Company has federal tax loss carryforwards totaling $63,652,000 and related alternative minimum tax ("AMT") loss carryforwards totaling $43,554,000, both of which expire in the years 2018 through 2020. The Company has state net business loss carryforwards totaling $105,180,000 at December 31, 2002, which expire in the years 2011 through 2017. The income tax benefits related to the majority of these tax carryforwards have been recognized in prior years' financial statements. As a result, the eventual use of these tax carryovers will not materially affect income tax expense. These tax loss carryforwards do not include amounts relating to the Company's intangibles deductions or conversion payment deduction, as discussed below.

The Company had net federal and state income tax payments (refunds) of $1,518,000, $368,000, and $(194,000) in 2002, 2001, and 2000, respectively.

The components of income tax expense (benefit) are as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
Current:			
Federal	$ 6,513	$(2,359)	$ —
State	1,298	130	—
	7,811	(2,229)	—
Deferred:			
Federal	(2,416)	183	548
State	1,909	175	—
	(507)	358	548
Total	$ 7,304	$(1,871)	$548

The Company is entitled to an income tax deduction resulting from the exercise of non-qualified employee stock options. The tax benefits related to these deductions amounted to $3,975,000, $0, and $0 for the years ended December 31, 2002, 2001, and 2000, respectively. These benefits were recorded as an increase to common stock and are not included in the table above.

The Company's federal income tax returns are routinely audited by the IRS. The 1984 and 1986 through 1992 (excluding 1990) tax years are closed to further tax assessments. All years from 1993 to present were open as of December 31, 2002. In management's opinion, adequate tax liabilities have been established for all open audit years.

The recorded tax assets and liabilities do not reflect potential tax benefits which may result from income tax deductions claimed from 1987 to 2000 relating to the write-off of certain intangible assets held as of January 1, 1987. The IRS has disallowed these deductions and is currently litigating whether similar deductions taken by other Blue Cross plans are allowable. This litigation may prevent the Company from closing tax years even after the 1987 litigation is resolved. In addition, the recorded tax assets and liabilities do not reflect the potential tax benefits of a $192,577,000 deduction taken on the Company's 2001 income tax return related to the transfer of 100% of the stock of BCBSUW to the Foundation as a condition of the conversion to for-profit status that took place on March 23, 2001. Although the IRS had previously ruled that similar transfers by other Blue Cross plans were tax deductible, it recently revoked or retracted those rulings. Until additional guidance is provided by the courts or the IRS regarding these matters, no tax benefit will be recorded.

A reconciliation of income tax expense (benefit) computed at the federal statutory rate to recorded income tax expense (benefit) is as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
Tax applicable to operating income (loss) at federal statutory rate	$ 19,868	$ (895)	$(11,529)
Change in valuation allowance	(18,705)	(1,495)	14,877
Goodwill amortization	—	1,436	218
State income and franchise taxes, net of federal benefit	2,085	198	(2,602)
Additional (reversal) accrued taxes	4,400	(1,453)	—
Other, net	(344)	338	(416)
	$ 7,304	$(1,871)	$ 548

A portion of the Company's deferred tax valuation allowance represents amounts recorded through charges to income tax expense. Subsequent reversals of such amounts are credited to income tax expense. Such reversals reflected in income tax expense (benefit) in the accompanying consolidated statements of operations during the years ended December 31, 2002 and 2001, were $18.7 million and $1.5 million, respectively, due primarily to the Company's utilization of net operating loss carryforwards.

The deferred tax valuation allowance also includes amounts related to the net deferred tax assets of UWS at the date of the Combination. This valuation allowance increased goodwill by $22.1 million at that date. Subsequent reversals of this valuation allowance are recorded as reductions to goodwill. At December 31, 2002 and 2001, the remaining Combination date valuation allowance was $19.9 million and $22.1 million, respectively.

Significant components of the Company's federal and state deferred tax liabilities and assets are as follows:

	2002		2001	
December 31,	Federal	State	Federal	State
(In thousands)				
Deferred tax liabilities:				
Claims-based receivables	$ (1,711)	$ (133)	$ (2,476)	$ (427)
Pension accrual	(21,079)	(4,692)	(17,950)	(4,027)
Deferred acquisition costs	(4,894)	(1,101)	(2,567)	(579)
Interest expense	(1,555)	(351)	(1,555)	(351)
Goodwill	(1,140)	(189)	—	—
Federal effect of state taxes	(755)	—	(1,838)	—
AMSG basis difference	(735)	(1,109)	(3,202)	(5,209)
Unrealized gain on investments	(4,782)	(285)	—	—
Prepaid expenses	(3,385)	(735)	(3,515)	(748)
Other, net	(455)	(99)	(1,089)	(169)
Total deferred tax liabilities	(40,491)	(8,694)	(34,192)	(11,510)
Deferred tax assets:				
Postretirement benefits other than pensions	6,486	1,437	5,257	1,179
Deferred gain on sale of building	639	144	822	186
Relocation expenses	838	189	—	—
State insurance fund accrual	1,025	231	—	—
Employee benefits	5,805	1,289	6,886	1,538
Medical and other benefits payable discounting	3,695	626	4,080	740
Net operating loss carryforwards	22,278	8,310	49,794	20,183
Bad debt reserve allowance	2,718	606	2,784	626
Depreciation	100	30	—	—
AMT credit	3,783	—	2,963	—
Advance premium discounting	5,558	1,094	5,424	1,132
Other, net	2,483	665	2,362	478
Subtotal	55,408	14,621	80,372	26,062
Valuation allowance	(15,725)	(8,738)	(46,180)	(14,552)
Deferred tax assets after valuation allowance	39,683	5,883	34,192	11,510
Net deferred tax liabilities	$ (808)	$ (2,811)	$ —	$ —

13. GOVERNMENT CONTRACTS

The Company, through GHS, provides administrative, program integrity, and consulting services in connection with publicly funded health care programs. These services are provided through two subsidiaries of GHS: UGS and TS. Through UGS, the Company serves as a fiscal intermediary for Medicare and a provider of claim processing and administrative services in conjunction with various other government programs. Through TS, the Company provides benefit integrity and data analysis services as a Program Safeguard Contractor ("PSC") for Medicare.

Claims processed and administrative fees received related to these services were as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
UGS:			
Number of claims processed	53,964	47,140	36,320
Amount of claims paid	$29,535,621	$25,255,210	$13,194,510
Administrative fees received	$ 110,550	$ 117,192	$ 70,305
TS:			
Administrative fees received	$ 1,169	$ —	$ —

As a Medicare fiscal intermediary and PSC, the Company is subject to regulations covering allowable cost reimbursements and operating procedures. The laws and regulations governing fiscal intermediaries and PSCs are complex and subject to interpretation. The Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory actions including fines in excess of fees received, significant penalties, and exclusions from being a government contractor for these programs.

14. COMMITMENTS AND CONTINGENCIES

Long-Term Contract On October 1, 1998, the Company entered into an agreement with a vendor to obtain certain electronic data processing services for the Company. The agreement had an initial term of five years, with options for two additional one-year renewal periods, which have been exercised. Expenses related to this arrangement were $10,421,000, $13,405,000, and $14,986,000 in 2002, 2001, and 2000, respectively.

Operating Leases The Company has operating leases for office space, electronic data processing equipment, automobiles, software, and terminal lines. Future minimum payments under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 2002 were as follows (in thousands):

2003	$ 8,956
2004	7,605
2005	6,072
2006	3,511
2007	1,659
Thereafter	2,522
Total	$30,325

Rental expense totaled $15,528,000, $13,835,000, and $9,538,000 in 2002, 2001, and 2000, respectively.

In conjunction with the assignment of a lease to a third party, the Company has guaranteed the payment of the remaining lease payments in the event that the assignee is unable to pay the lessor the payments due under the lease agreements. Annual lease payments under this assigned lease are approximately $925,000 annually and the lease term runs through 2010.

Extension of Credit The Company has an outstanding revolving line-of-credit in the amount of $15,000,000 available to Health Professionals of Wisconsin, Inc., which originated in 1997. The outstanding balance at December 31, 2002 and 2001 was $3,000,000. Interest is accrued based on the quarterly prime rate, with interest payments due annually on November 1. Interest income amounted to $132,000, $308,000, and $451,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

At December 31, 2002, the Company had an outstanding letter of credit of $10,278,000, which expires on July 31, 2003, issued primarily to support a portion of its workers' compensation line of business. There have been no draw-downs under this letter of credit.

Litigation The Company is involved in various legal actions occurring in the normal course of business. In the opinion of management, adequate provision has been made for losses that may result from these actions and, accordingly, the outcome of these proceedings is not expected to have a material adverse effect on the consolidated financial statements.

HIPAA The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") includes administrative provisions imposing significant requirements relating to maintaining the privacy of medical information ("Privacy"), establishing uniform health care provider and employer identifiers, requiring use of standardized transaction formats ("Transactions"), and seeking protections for confidentiality and security of patient data ("Security"). The Privacy and Transactions provisions require implementation in 2003. Final HIPAA Security rules were published on February 20, 2003 and the implementation and compliance date is April of 2005. HIPAA is far-reaching and complex, and proper interpretation and practice under the law continue to evolve. Consequently, the Company's efforts to measure, monitor, and adjust its business practices to comply with HIPAA are ongoing. Compliance with HIPAA could require the Company to make significant changes to its operations and failure to comply could subject the Company to civil and criminal penalties. The costs of complying with HIPAA are likely to be substantial.

Stock Offerings The Foundation is required to decrease its percentage ownership of Cobalt to 50% by March 23, 2004 and 20% by March 23, 2006. The Company is responsible for all legal and accounting fees, printing, and other out-of-pocket costs associated with the offerings to facilitate these sales. During 2002, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") covering the potential sale of up to 0.5 million shares of Cobalt common stock by the Company and up to 6.5 million shares of outstanding Cobalt common stock held by the Foundation. During February of 2003, the Foundation sold 6.3 million shares of Cobalt common stock realizing proceeds of approximately $71.9 million. The Company did not sell any shares of common stock in conjunction with this transaction. As a result, the Company expensed offering costs of approximately $1.2 million during the fourth quarter of 2002.

15. SHAREHOLDERS' EQUITY

Common Stock The common stock of Cobalt has no par value or stated value. The number of authorized, issued, and outstanding shares of common stock are as follows:

December 31,	2002	2001
Authorized	75,000,000	75,000,000
Issued (includes 7,949,904 shares owned by BCBSUW, see Note 1)	49,594,488	48,542,947
Outstanding	41,644,584	40,593,043

Statutory Financial Information (unaudited) The Company's insurance subsidiaries are required to file financial statements with the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and other state insurance regulators. Such financial statements are prepared in accordance with statutory accounting practices ("SAP") prescribed or permitted by the OCI, which differ from GAAP under which the accompanying consolidated financial statements are prepared. Significant differences between SAP and GAAP include certain valuations of investments, calculations of discounted claim reserves, non-recognition of certain assets (primarily healthcare receivables, premium receivables greater than 90 days, property and equipment, and certain intracompany receivable balances), and recognition of deferred income tax assets based on criteria, which vary from GAAP. While the OCI has the authority to permit insurers to deviate from prescribed SAP, none of the Company's insurance subsidiaries regulated by the OCI have received approval to adopt any such practices.

Wisconsin insurance regulations also require the maintenance of a minimum compulsory surplus based on a percentage of premiums written. As of December 31, 2002, all of the Company's insurance subsidiaries exceeded the regulatory minimum compulsory and security surplus, calculated as prescribed by the OCI. In addition, the Company's insurance subsidiaries are subject to RBC requirements promulgated by the National Association of Insurance Commissioners. The RBC requirements establish minimum levels of capital and surplus based upon the insurer's operations and investment risk. At December 31, 2002, the Company was in compliance with these capital surplus requirements. The Company is also required to maintain certain capital and liquidity levels in conjunction with the licensing of certain products by the Association. As of December 31, 2002, Cobalt, BCBSUW and CompcareBlue exceeded the minimum standards to maintain its license.

Dividends paid by insurance subsidiaries are limited by state insurance regulations. The insurance regulator in the state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior twelve months, exceeds the regulatory maximum as computed for the insurance company based on its statutory surplus and net income. The aggregate amount available for dividends in 2003 without regulatory approval is $18,928,000.

16. MANAGEMENT'S PLAN

Operating losses incurred during 1999 through 2001 reduced the statutory surplus of Cobalt's insurance subsidiaries. Despite these operating losses and the implementation of changes in statutory accounting effective January 1, 2001, the Company complied with minimum capital and liquidity requirements of the OCI and the Association during 2001, 2000, and 1999. The Company maintained compliance, in part, by contributing regulated and non-regulated subsidiaries to regulated entities and by collateralizing certain intracompany debt obligations with the common stock of affiliated entities. Following a review by the OCI of these intracompany transactions, Cobalt agreed with the OCI as to how these transactions should be treated for surplus and capital calculations. In addition, the Company prepared a plan of action to satisfy these intracompany obligations and strengthen the Company's capital to assure that the Company's insurance subsidiaries continue to satisfy the minimum capital and liquidity requirements of the OCI and the Association.

The Company has substantially completed all aspects of the capital plan, significant provisions of which included the following:

- Sell certain non-regulated subsidiaries owned by the Company for cash and/or notes prior to October 1, 2002. On March 29, 2002, the Company sold its behavioral health and medical management subsidiary, Innovative Resource Group, LLC ("IRG") (see Note 21).
- Reduce BCBSUW's investment in AMSG common stock from 45% of the shares outstanding to less than 20% through public or private offerings during 2002. The Company reduced its investment in AMSG to 10.7% as of December 31, 2002, raising $73.9 million in net proceeds at BCBSUW. On January 3, 2003, the Company sold its remaining investment in AMSG raising an additional $18.7 million in net proceeds at BCBSUW.
- Obtain debt financing at the Company's corporate holding company from one or more institutional lenders to fund holding company liquidity needs including the repayment of the collateralized intracompany debt obligations between the holding company and its regulated subsidiaries. The Company has obtained a $30.0 million revolver (see Note 10). During the third quarter of 2002, the Company repaid its intracompany obligation to UWIC of $22.8 million. In October 2002, the $70.0 million note between the Company and BCBSUW was satisfied through the contribution of CompcareBlue to BCBSUW.

- Achieve the Company's 2002 projected core earnings, which anticipated breakeven operating results for CompcareBlue for the year ending December 31, 2002 as compared to an operating loss of $32.5 million for the year ended December 31, 2001. The Company exceeded its projected core earnings for the year ended December 31, 2002, including progress toward obtaining breakeven results for CompcareBlue.

17. FAIR VALUE AND CONCENTRATION OF CREDIT RISK OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents approximate fair value because of their short-term nature. The carrying values of long-term debt are considered to be carried on the financial statements at their estimated fair value because they were entered into recently and/or they are at variable interest rates, which generally fluctuate with interest rate trends. The fair values of investment securities (see Note 4) are estimated based on quoted market prices.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities. Investment securities are managed within established guidelines that limit the amount invested in securities of a single issuer.

18. EMPLOYEE BENEFIT PLANS

Pension and Postretirement Benefits The Company and certain of its subsidiaries participate in two defined benefit pension plans, the Cobalt Corporation Pension Plan (the "Plan") and the UGS Pension Plan (the "UGS Plan"). Prior to the Combination, the Plan had been named the UWSI/BCBSUW Pension Plan, a multiple employer plan sponsored by BCBSUW and the former UWS. Coincident with the Combination and the aforementioned Plan name change, the Company assumed the assets and liabilities of the Plan and became the sole sponsor. The Plan and the UGS Plan utilize a measurement date of September 30 and December 31, respectively.

The Plan and the UGS Plan provide retirement benefits to covered employees based primarily on compensation and years of service. The Company contributed $6,392,000 and $3,514,000 to the UGS Plan in 2002 and 2001, respectively. No contributions were made to any of the plans in 2000.

The Company also has postretirement benefit plans to provide medical, dental, and vision benefits, and life insurance for certain groups of retired employees. Such plans were amended in 1997 to limit the Company's financial contribution in future periods. No benefits will be provided for individuals hired after the effective dates of these amendments.

The financial information below includes both the Plan and the UGS Plan.

The following table summarizes the change in the pension and postretirement benefit obligations:

	Pension		Postretirement	
	2002	2001	2002	2001
(In thousands)				
Benefit obligation at beginning of year	$108,519	$ 82,614	$19,285	$14,318
Benefit obligation assumed from UWS through the Combination	—	22,080	—	3,398
Service cost	4,918	4,879	521	501
Interest cost	7,292	6,732	1,310	1,151
Plan amendments	169	—	—	32
Actuarial (gains) losses	3,607	(1,168)	2,853	1,198
Sale of subsidiary	—	—	(159)	—
Benefits paid	(9,049)	(6,618)	(2,092)	(1,313)
Benefit obligation at end of year	$115,456	$108,519	$21,718	$19,285

The pension and postretirement plans' assets are comprised primarily of debt, equity, and other marketable securities, including 700,000 shares of Cobalt Corporation common stock, held by the Plan, with a fair value of $9,660,000 and $4,466,000 at December 31, 2002 and 2001, respectively.

The following table summarizes the change in the pension and postretirement plan assets:

	Pension		Postretirement	
	2002	2001	2002	2001
(In thousands)				
Fair value of plan assets at beginning of year	$153,850	$129,724	$ 1,854	$ 2,380
Fair value of plan assets assumed from UWS through the Combination	—	39,729	—	—
Employer contributions	6,392	3,514	1,330	583
Actual return on plan assets	(4,122)	(12,499)	15	204
Benefits paid	(9,049)	(6,618)	(2,148)	(1,313)
Fair value of plan assets at end of year	$147,071	$153,850	$ 1,051	$ 1,854

The following table provides a reconciliation of the funded status of the plans to the prepaid pension and postretirement costs:

	Pension		Postretirement	
	2002	2001	2002	2001
(In thousands)				
Funded status of plan at end of year	$ 31,615	$ 45,331	$(20,667)	$(17,431)
Unrecognized net transition asset	—	(506)	—	—
Unrecognized prior service cost	(5,544)	(7,445)	(260)	(228)
Unrecognized net (gain) loss	40,071	16,457	2,592	(346)
Post-measurement date employer contributions	—	—	293	—
Prepaid (accrued) at end of year	$ 66,142	$ 53,837	$(18,042)	$(18,005)

Weighted-average assumptions used in developing the projected benefit obligations are as follows:

December 31,	2002	2001
Pension:		
Discount rate	6.50%	7.00%
Rate of compensation increase	4.75	4.75
Expected rate of return on Plan assets	8.75	9.25
Postretirement:		
Discount rate	6.50%	7.00%
Health care cost trend:		
Initial	9.50	10.50
Ultimate	5.50	5.50
Expected return on Plan:		
Union plan assets	8.00%	8.00%

The unrecognized net asset was amortized over the remaining estimated service lives of participating employees at January 1, 1986: 15.4 years for salaried employees and 16.9 years for hourly employees. As of December 31, 2002, the asset has been fully amortized.

The effect of a hypothetical 1% increase in the health care cost trend rate would be a $1,366,000 increase in the benefit obligation at December 31, 2002. The effect of a hypothetical 1% decrease in the health care cost trend would be a $1,270,000 decrease in the benefit obligation at December 31, 2002. The initial health care cost trend rate is expected to decrease by 1.0% per year to an ultimate trend rate of 5.5% at December 31, 2006.

The components of the pension credit and postretirement benefit cost, which are included in selling, general, administrative, and other expenses in 2002, 2001, and 2000, are as follows:

	Pension			Postretirement		
	2002	2001	2000	2002	2001	2000
(In thousands)						
Service cost	$ 4,918	$ 4,751	$ 2,393	$ 521	$ 501	$ 284
Interest cost	7,292	6,687	5,129	1,310	1,152	890
Expected return on plan assets	(15,748)	(13,956)	(10,283)	(116)	(143)	(184)
Net amortization of transition asset	(506)	(1,264)	(1,087)	—	—	—
Amortization of prior service cost	(1,691)	(1,530)	(1,013)	(97)	(75)	(120)
Amortization of unrecognized gain	(137)	—	—	—	(24)	(2)
Pension (credit) and postretirement benefit cost	$ (5,872)	$ (5,312)	$ (4,861)	$1,618	$1,411	$ 868

Defined Contribution and Bonus Plans The Company sponsors defined contribution plans whereby the Company contributes a percentage of participants' qualifying compensation up to certain limits, as defined by the plans. The Company match is made in Cobalt Corporation common stock and cash. Participant directed contributions in Cobalt Corporation common stock are limited to 30% of the participants' contributions exclusive of the Company match. The Company also provides benefits under various other profit-sharing and bonus programs. Expenses related to such plans and programs totaled $17,937,000, $10,612,000, and $2,337,000 in 2002, 2001, and 2000, respectively.

Stock-Based Compensation Plans Certain employees of the Company participated in a SAR plan, based upon the market value of Cobalt common stock. On December 12, 2001, all 647,390 outstanding SARs were converted to nonqualified stock options of an equal number, and at an exercise price equal to the original strike price of the SARs. As of that date, 347,890 of the outstanding SARs were vested and 281,556 of the SARs had a strike price lower than the current market price. The SARs liability outstanding was reclassified to retained earnings upon conversion of the SARs to options.

The Company has a stock-based compensation plan covering employees and directors that allows for option grants of up to 8,700,000 shares of common stock and cash as incentive or nonqualified stock options. Stock options granted vest at 25% per year over a four-year period.

Stock option activity for all plans is as follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding at January 1, 2001	—	$ —
Options assumed from UWS through Combination	3,606,496	9.39
Conversion of SARs	647,390	5.70
Granted	49,000	6.12
Exercised	(11,250)	4.58
Cancelled	(1,018,125)	13.16
Outstanding at December 31, 2001	3,273,511	7.43
Granted	1,606,500	11.47
Exercised	(1,062,889)	8.06
Cancelled	(53,125)	5.27
Outstanding at December 31, 2002	3,763,997	$ 9.00

Options, with respect to 4,936,003 shares, were available for grant as of December 31, 2002.

Other information regarding nonqualified stock options outstanding and exercisable as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.31–$ 5.19	884,250	9.02	$ 4.32	355,000	$ 4.32
5.50– 6.00	66,000	9.66	5.68	24,000	5.68
6.15– 6.87	29,000	10.31	6.27	9,250	6.25
7.19– 8.50	1,829,100	9.98	8.04	606,375	7.70
9.61– 13.42	469,316	4.83	11.50	469,316	11.50
14.04– 17.35	78,331	10.17	16.00	18,331	14.89
18.00– 22.80	408,000	11.50	19.88	—	—
$ 4.31–$22.80	3,763,997	9.62	$ 9.00	1,482,272	$ 8.14

At December 31, 2001, 1,955,261 outstanding options were exercisable with a weighted average exercise price of $8.71 per share.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial data in 2002 and 2001 are as follows:

	Quarter				
	First	Second	Third	Fourth	Total
(In thousands, except per share data)					
2002					
Continuing operations:					
Total revenues	$380,970	$382,881	$390,392	$393,107	$1,547,350
Pretax income	14,424	23,886	15,462	18,549	72,321
Net income	13,244	22,762	13,888	15,123	65,017
Diluted EPS	0.32	0.54	0.33	0.35	1.54
Discontinued operations:					
Net income (loss)	9,359	(250)	(171)	—	8,938
Diluted EPS	0.23	(0.01)	(0.01)	—	0.21
Net income	22,603	22,512	13,717	15,123	73,955
Diluted EPS	0.55	0.53	0.32	0.35	1.75
2001					
Continuing operations:					
Total revenues	$186,691	$411,021	$416,839	$411,169	$1,425,720
Pretax income (loss)	1,284	(3,913)	868	(23,366)	(25,127)
Net income (loss)	1,284	(3,931)	693	(21,302)	(23,256)
Diluted EPS	0.04	(0.09)	0.02	(0.52)	(0.61)
Discontinued operations:					
Net income (loss)	—	135	364	452	951
Diluted EPS	—	—	0.01	0.01	0.03
Net income (loss)	1,284	(3,796)	1,057	(20,850)	(22,305)
Diluted EPS	0.04	(0.09)	0.03	(0.51)	(0.58)

20. SEGMENT REPORTING

The Company has four reportable business segments: insured medical products, specialty managed care products and services (previously reported as two separate segments, specialty risk and specialty service), government services, and self-funded products. Insured medical products include: full coverage, copayment, PPO, Medicare supplement, interim coverage, HMO, and point-of-service ("POS") products sold primarily in Wisconsin. The specialty managed care products and services segment includes dental, life, disability, and workers' compensation products, along with managed care consulting, electronic claim submission services, subrogation and hospital bill audit services, and receivables management services. The specialty managed care products and services are sold throughout the United States. The self-funded products consist of administrative services and access to Cobalt's extensive provider networks for uninsured contracts and the BlueCard Program. Government services include processing services for Medicare providers throughout the United States and for Medicaid in the states of Wisconsin, Hawaii, and Michigan, as well as providing integrity, consulting, and safeguard services in connection with publicly funded health programs.

"Other continuing operations" include activities not directly related to the business segments, unallocated corporate items (i.e. income (loss) from investment in affiliates, amortization of goodwill, and unallocated overhead expenses), and intracompany eliminations. The Company evaluates segment performance based on income or loss from operations before income taxes.

Financial data from continuing operations by segment is as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
Health services revenue:			
Insured medical products	$1,240,082	$1,150,420	$510,638
Specialty managed care products and services	185,110	142,009	29,922
Government services	111,719	117,192	70,305
Self-funded products	30,638	28,067	24,716
Eliminations	(33,903)	(24,450)	(2,481)
Total	$1,533,646	$1,413,238	$633,100
Investment income and realized investment gains (losses):			
Insured medical products	$ 12,149	$ 13,641	$8,014
Specialty managed care products and services	5,979	4,701	473
Government services	819	752	705
Self-funded products	24	55	391
Corporate holding company and other	64	(79)	—
Eliminations	(5,331)	(6,588)	—
Total	$ 13,704	$ 12,482	$ 9,583
Operating income (loss):			
Insured medical products	$ 39,858	$ 8,790	$ (20,553)
Specialty managed care products and services	13,676	7,522	408
Government services	2,375	1,572	1,230
Self-funded products	2,508	(3,834)	(10,694)
Corporate holding company	296	(13,677)	—
Other	(1,948)	(2,776)	(3,330)
Total	$ 56,765	$ (2,403)	$ (32,939)

Eliminations by operating segments presented above are as follows:

Year ended December 31,	2002	2001	2000
(In thousands)			
Health services revenue:			
Insured medical products	$(10,747)	$ (15,860)	$ (2,481)
Specialty managed care products and services	(22,935)	(8,590)	—
Self-funded products	(221)	—	—
Total	$(33,903)	$ (24,450)	$ (2,481)
Investment income and realized investment gains (losses):			
Insured medical products	$ (4,782)	$ (6,588)	$ —
Specialty managed care products and services	(549)	—	—
Total	$ (5,331)	$ (6,588)	$ —

Total assets from continuing operations (excluding Government services assets, investment in affiliate, and goodwill) are allocated by segment based on the percentage of revenue for the year ended December 31, 2002 and pro forma revenue for the year ended December 31, 2001.

December 31,	2002	2001
(In thousands)		
Total assets from continuing operations by segment:		
Insured medical products	$688,380	$521,249
Specialty managed care products and services	120,167	69,556
Government services	32,860	26,843
Self-funded products	28,442	10,891
Investment in affiliates	50	79,466
Total	$869,899	$708,005

21. DISCONTINUED OPERATIONS

On March 29, 2002, Cobalt sold its behavioral health and medical management subsidiary, IRG, for $17 million in cash and a $10 million (par value) three-year note, which was discounted to yield a market interest rate at the time of sale. As a result, IRG is accounted for as a discontinued operation for all periods presented. The purchase agreement also provides for certain bonuses/penalties to be received/paid between IRG and Cobalt based on IRG revenues generated from Cobalt in future years. In addition, the agreement required certain subsidiaries of Cobalt to enter into seven-year service agreements for the provision of services by IRG.

Since IRG was not considered part of Cobalt for financial reporting purposes until the Combination, there were no operations to report for discontinued operations for the three months ended March 31, 2001 and the year ended December 31, 2000.

22. CONSOLIDATION OF OPERATING CENTERS

During the fourth quarter of 2002, the Company announced a plan to consolidate certain operating centers, which will result in the closing of two centers in 2003. During the fourth quarter of 2002, the Company recorded a pre-tax charge of $2,502,000 related to this consolidation in accordance with EITF No. 94-3. This charge is included in selling, general, administrative, and other expenses in the accompanying consolidated statement of operations.

23. ACQUISITION OF CLAIM MANAGEMENT SERVICES, INC.

On December 31, 2002, the Company purchased all of the outstanding stock of CMSI, a third party administrator of self-funded employee benefit plans. CMSI is headquartered in Green Bay, Wisconsin and recorded revenue and pre-tax income for the year ended December 31, 2002 of $21,965,000 and $2,316,000, respectively.

The purchase price consisted of a cash payment of $15,281,000 and 149,098 shares of common stock of AMSG, plus a possible earn-out of up to $3,000,000 based on CMSI's earnings over the next three years. Any payments made under the earn-out provision will be recorded as additional purchase price.

Goodwill in the amount of $13,026,000 was recorded in connection with this acquisition, representing the excess of the purchase price over the book value of net assets acquired. The Company is in the process of obtaining third-party valuations of assets acquired, and the allocation of the purchase price to intangible and other assets in accordance with SFAS No. 141, "Business Combinations," is subject to refinement.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Cobalt Corporation

We have audited the accompanying consolidated balance sheets of Cobalt Corporation (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2, 6 and 23 to the consolidated financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Milwaukee, Wisconsin
February 11, 2003

MARKET FOR COBALT COMMON EQUITY

Cobalt's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CBZ". The following table sets forth the per share high and low sale prices for Cobalt's common stock as reported on the NYSE for the periods after the March, 2001 combination of BCBSUW and UWS and for the UWS common stock (NYSE: UWZ) for all periods prior to the Combination, along with the cash dividends paid per share for those periods, respectively.

	High	Low
Year ended December 31, 2002:		
First Quarter	$ 9.05	$ 5.33
Second Quarter	23.50	8.65
Third Quarter	23.40	14.11
Fourth Quarter	18.70	12.15

	High	Low
Year ended December 31, 2001:		
First Quarter	$7.99	$3.38
Second Quarter	8.00	4.90
Third Quarter	9.05	4.37
Fourth Quarter	7.00	3.99

As of March 7, 2003, there were 216 shareholders of record of common stock. Based on information obtained from Cobalt's transfer agent and from participants in security position listings and otherwise, Cobalt has reason to believe there are more than 3,300 beneficial owners of shares of common stock.

Market Statistics as of December 31, 2002	
Price	$13.80
52-week range (January 1, 2002–December 31, 2002)	$5.33–$23.50
Percentage owned by the Foundation	75.2%
Percentage public ownership	24.8%
Percentage institutional ownership	17.2%
Book value per common share	$ 7.26
Market capitalization	$574.1 million
Shares outstanding	41.6 million

No cash dividends were paid in 2001 and 2002.

INVESTOR INFORMATION

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, New York 10004

Legal Counsel
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, WI
53202-5367

Auditors
Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, WI 53202

Corporate Offices
Cobalt Corporation
401 West Michigan Street
Milwaukee, WI 53203
414.226.6900

Analysts, investors and others seeking information about Cobalt Corporation should contact:

Corporate Communications
Jill Becher
414.226.5413

Investor Relations
Gail Hanson
414.226.6201

Stock Listing
Cobalt Corporation is listed on the New York Stock Exchange

Symbol
CBZ

Internet Address
www.cobaltcorporation.com

Form 10K Annual Report
A copy of the Cobalt Corporation Form 10-K Annual Report for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, will be furnished to shareholders free of charge upon written request to:

Cobalt Corporation
401 West Michigan Street
Milwaukee, WI 53203
Attention: Lorna Granger, Secretary

CORPORATE INFORMATION

Corporate Officers:

Stephen E. Bablitch
Chairman of the Board and
Chief Executive Officer

Michael E. Bernstein
President and Chief Operating Officer

Mark A. Caron
Senior Vice President and
Chief Information Officer

Timothy F. Cullen
Senior Vice President of Corporate and Public Affairs, Cobalt Corporation; and Chairman of the Board of Government Health Services, LLC.

Dennis G. Fallon
Senior Vice President of Sales and Marketing

Lorna J. Granger
Senior Vice President, General Counsel and Corporate Secretary

Gail L. Hanson
Senior Vice President, Treasurer and
Chief Financial Officer

Kathy A. Ledvina
Senior Vice President, Health Operations

Michael J. Murray
Senior Vice President and Chief Actuary

Kathryn K. Potos
Senior Vice President of
Human Resources and Administration

Penny J. Siewert
Senior Vice President of ASO, Individual, Dental and Specialty Risk

Board of Directors:

Richard A. Abdoo
Chairman, President and
Chief Executive Officer of
Wisconsin Energy Corporation

Barry K. Allen
Executive Vice President and
Chief Human Resource Officer of
Qwest Communications

Stephen E. Bablitch
Chairman of the Board and
Chief Executive Officer of
Cobalt Corporation

James L. Forbes
Chairman of Badger Meter, Inc.

Michael S. Joyce
President and Chief Executive Officer of the Foundation for Community and Faith-Centered Enterprise

D. Keith Ness, MD
Practicing family physician;
President of Community
Physicians Network

William C. Rupp, MD
Practicing physician in oncology and
CEO of Immanuel St. Joseph's Hospital

Janet D. Steiger
Retired, Chairperson of United States
Federal Trade Commission

Kenneth M. Viste, Jr., MD
Practicing physician in neurology

Designed by Curran & Connors, Inc. / www.curran-connors.com



COBALT CORPORATION 401 West Michigan Street Milwaukee, WI 53203 P.414.226.6900 www.cobaltcorporation.com